Exhibit 99.1

ROGERS COMMUNICATIONS REPORTS SECOND QUARTER 2016 RESULTS

●	Rogers 3.0 plan delivers solid financial and operating metrics

●	Continued revenue growth of 2% primarily driven by Wireless service revenue growth of 5%

●	Wireless postpaid net additions of 65,000, an improvement of 41,000 year on year

●	Wireless postpaid churn improved 5 basis points; third consecutive quarter of year on year improvement

●	Internet revenue growth of 15% with net additions of 12,000, an improvement of 8,000 year on year

●	Media revenue growth of 6% and improved adjusted operating profit year on year driven by the higher revenue from Sportsnet and success of the Toronto Blue Jays

●	1 Gigabit Internet service now available to ~2 million homes; on track to offer to our entire Cable footprint by the end of 2016, well ahead of our competitors

TORONTO (July 21, 2016) - Rogers Communications Inc., a leading diversified Canadian communications and media company, today announced its unaudited financial and operating results for the second quarter ended June 30, 2016.

Consolidated Financial Highlights

	Three months ended June 30		Six months ended June 30
(In millions of Canadian dollars, except per share amounts, unaudited)	2016	2015	2016	2015

Total revenue	3,455	3,403	6,700	6,578
As adjusted [1]:
Operating profit	1,347	1,337	2,448	2,461
Net income	427	412	690	687
Basic earnings per share	$ 0.83	$ 0.80	$ 1.34	$ 1.33

Net income	394	363	642	618
Basic earnings per share	$ 0.77	$ 0.70	$ 1.25	$ 1.20

Free cash flow [1]	495	476	715	742
Cash provided by operating activities	1,121	1,114	1,719	1,341

[1]

Adjusted amounts and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

“We posted strong results in the second quarter, delivering solid revenue growth whilst attracting more customers across our Wireless and Internet businesses,” said Guy Laurence, President and Chief Executive Officer. “We continued to make meaningful improvements to the customer experience, delivering our third straight quarter of Wireless postpaid churn improvement. We expanded our roaming leadership with the launch of Fido Roam, continued the rollout of our Gigabit Internet service to almost half our cable footprint, and introduced two innovative leapfrog solutions to Canadian businesses. Overall, we’re making good headway on our Rogers 3.0 strategy.”

Rogers Communications Inc.	1	Second Quarter 2016

Key Financial Highlights

Higher revenue

Consolidated revenue increased 2% this quarter, reflecting revenue growth of 1% in Wireless, 6% in Media, and 3% in Business Solutions, with stable revenue in Cable. Wireless service revenue increased by 5% primarily as a result of a larger subscriber base and the continued adoption of higher-postpaid-ARPA-generating Rogers Share Everything plans. Cable revenue was stable as continued double-digit Internet revenue growth of 15% fully offset the ongoing decline in Television and Phone revenue. We continue to see an ongoing shift in product mix to higher-margin Internet services. Media revenue increased primarily due to the continued success of our sports-related assets, mainly from the Toronto Blue Jays and the strength of Sportsnet, partially offset by lower advertising revenue in conventional broadcast television, publishing, and radio.

Higher adjusted operating profit

Higher consolidated adjusted operating profit this quarter largely reflects an increase in Wireless adjusted operating profit as a result of higher service revenue.

Higher net income and adjusted net income

Net income and adjusted net income increased this quarter primarily as a result of higher adjusted operating profit and lower other expense, partially offset by higher depreciation and amortization. Net income also benefitted from lower restructuring costs.

Substantial free cash flow affords financial flexibility

This quarter, we continued to generate substantial cash flow from operating activities and free cash flow of $1,121 million and $495 million, respectively. Higher free cash flow reflects an increase in adjusted operating profit and lower cash tax payments, partially offset by higher additions to property, plant and equipment.

Our solid financial results enabled us to reduce outstanding debt, continue to make investments in our network, and still return substantial capital to shareholders. We paid $247 million in dividends this quarter.

Rogers Communications Inc.	2	Second Quarter 2016

Rogers 3.0

Our Rogers 3.0 plan is a multi-year plan intended to:

●	re-accelerate revenue growth in a sustainable way; and
●	continue our track record of translating revenue into strong margins and free cash flow, a solid return on assets, and ultimately increasing returns to shareholders.

There are a number of opportunities we expect will help drive improved performance going forward, including:

●	further improving the customer experience;
●	maintaining leadership and momentum in Wireless;
●	strengthening our Cable offerings; and
●	driving growth in the business market.

Improving the Customer Experience

Our improvements to the customer experience are a key driver in lowering our Wireless postpaid churn. This quarter, we improved postpaid churn by 5 basis points to 1.14%, which represents our lowest churn in the past two years and the third quarter in a row in which we posted an improvement to this metric.

We are committed to enhancing our self-serve options, which we expect will further decrease the need for customers to contact us. During the quarter, self-serve transactions on the Rogers brand increased by 56% year on year. We also reduced the number of times our customers contacted us by 8% from the same quarter last year. The latest example of Rogers’ commitment to self-serve technology is Data Top-Ups, which allow Wireless customers to manage their data consumption on a month-by-month basis and purchase extra data if needed.

We continue to introduce innovative services. This quarter, we extended our Roam Like Home model to our Fido customers as Fido Roam. Due to the success of Roam Like Home, roaming-related complaints from Rogers customers to the Commissioner for Complaints for Telecommunications Services are on track to decrease by 90% this year from the 2012-13 results. We expect Fido Roam to be successful as well.

Maintaining Leadership and Momentum in Wireless

Our compelling value propositions, improving customer experience, and best-in-class network continue to drive momentum in our Wireless segment. We reported strong service revenue growth this quarter and improved adjusted operating profit year on year. For the fourth quarter in a row, we significantly increased postpaid net additions year on year. This quarter, we saw an increase of over 170 percent, or 41,000, to 65,000 net additions.

Strengthening Our Cable Offerings

Subscriber trends are improving in our Cable segment and we are well positioned to improve further based on:

●	the strong popularity of IGNITE Internet, including our recent launch of one gigabit speeds; and
●	enhanced TV offerings, including an improved legacy user interface, 4K TV, and the launch of Internet Protocol Television (IPTV), which is expected at the end of this year.

IGNITE Internet

Our Cable product mix continues to shift to higher-margin Internet services. We continued to generate double-digit Internet revenue growth in the quarter at 15% and tripled Internet net additions to 12,000 from the same quarter last year.

We have made gigabit Internet speeds available to approximately two million homes and are well on track with our plan to deliver gigabit Internet speeds to our entire cable footprint of over four million homes by the end of 2016 at an incremental in-year capital cost of less than $50 per home. We will increase capacity as the demand for speed grows with further annual success-based capital investments, positioning us well to earn attractive returns on investment for our shareholders.

Rogers Communications Inc.	3	Second Quarter 2016

TV offerings

Consumer interest in 4K TV continues to grow. By the end of 2016, we expect to have delivered over 100 live sporting events in 4K. To achieve the high quality 4K resolution, as well as to support our anticipated IPTV introduction, high levels of bandwidth are required. Our hybrid fibre-coaxial cable network already has the capability to deliver the required bandwidth. With more 4K television sets and video streaming devices in the home, the high bit rate requirement further emphasizes the speed and capacity advantages of Rogers’ hybrid fibre-coaxial cable network over the legacy networks of our telecommunication competitors.

Driving Growth in the Business Market

Rogers is currently under-indexed in this growing market. Recently, we launched two more leapfrog solutions for Canadian enterprises. Rogers Unison is a business collaboration solution that enables small businesses to forego landlines by offering the features of a traditional desk phone on a smartphone. We also introduced the first of a new portfolio of cloud-based solutions. The Rogers Public Cloud enables businesses to manage their IT infrastructure in the cloud securely and cost effectively. These are the latest in our ongoing rollout of services for business customers. It will take time to educate and penetrate the market on these new offerings, but we look forward to the contribution from these longer-term growth opportunities.

About non-GAAP measures

This earnings release contains non-GAAP measures such as adjusted operating profit, adjusted operating profit margin, adjusted net income, free cash flow, adjusted net debt, adjusted net debt / adjusted operating profit, and adjusted basic and diluted earnings per share. These non-GAAP measures should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under International Financial Reporting Standards (IFRS), and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” in Management’s Discussion and Analysis (MD&A) for information about these measures, including how we calculate them.

Rogers Communications Inc.	4	Second Quarter 2016

About Rogers

Rogers Communications is a leading diversified public Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet, and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media. Our stock is publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com.

Information on or connected to our website is not part of or incorporated into this earnings release.

Investment community contact	Media contact

Amy Schwalm	Terrie Tweddle
416.704.9057	416.935.4727
amy.schwalm@rci.rogers.com	terrie.tweddle@rci.rogers.com

Quarterly Investment Community Teleconference

Our second quarter 2016 results teleconference with the investment community will be held on:

●	July 21, 2016
●	8:30 a.m. Eastern Time
●	webcast available at rogers.com/webcast
●	media are welcome to participate on a listen-only basis

A rebroadcast will be available at rogers.com/investors on the Events and Presentations page for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers’ management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers’ website at rogers.com/events and are generally placed there at least two days before the conference.

For More Information

You can find more information relating to us on our website (rogers.com/investors), on SEDAR (sedar.com), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to rogers.com/investors for information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business.

Rogers Communications Inc.	5	Second Quarter 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (MD&A) contains important information about our business and our performance for the three and six months ended June 30, 2016, as well as forward-looking information about future periods. This MD&A should be read in conjunction with our Second Quarter 2016 Interim Condensed Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2015 Annual MD&A; our 2015 Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

For more information about Rogers, including product and service offerings, competitive market and industry trends, and our overarching strategy, see “Understanding Our Business”, “Our Strategy”, and “Capability to Deliver Results” in our 2015 Annual MD&A. For our key performance drivers and objectives, see “Key Performance Drivers and Strategic Highlights” in our 2015 Annual MD&A and “Key Financial Highlights” and “Rogers 3.0” on pages 2 to 4 of our Second Quarter 2016 earnings release.

All dollar amounts in this MD&A are in Canadian dollars unless otherwise stated. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at July 20, 2016 and was approved by the Audit and Risk Committee of our Board of Directors (the Board) on that date. This MD&A includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. RCI also holds interests in various investments and ventures.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, this quarter refers to the three months ended June 30, 2016 and year to date refers to the six months ended June 30, 2016. All results commentary is compared to the equivalent periods in 2015 or as at December 31, 2015, as applicable, unless otherwise indicated.

Rogers Communications Inc.	6	Second Quarter 2016

Reporting Segments

We report our results of operations in four reporting segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television, and telephony (phone) services for Canadian consumers and businesses.
Business Solutions

Network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for small, medium, and large Canadian businesses, governments, and on a wholesale basis to other telecommunications providers.

Media	A diversified portfolio of media properties, including television and radio broadcasting, specialty channels, multi-platform shopping, publishing, sports media and entertainment, and digital media.

Wireless, Cable, and Business Solutions are operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly-owned subsidiaries. Media is operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

 Where to find it

Summary of Consolidated Financial Results	8	Regulatory Developments	28
Key Changes in Financial Results Compared to 2015	9	Updates to Risks and Uncertainties	29
Results of our Reporting Segments	10	Critical Accounting Policies and Estimates	30
Review of Consolidated Performance	17	Financial Guidance	32
Managing our Liquidity and Financial Resources	20	Key Performance Indicators	32
Overview of Financial Position	23	Non-GAAP Measures	33
Financial Condition	24	Other Information	36
Financial Risk Management	24	About Forward-Looking Information	38
Commitments and Contractual Obligations	28

Rogers Communications Inc.	7	Second Quarter 2016

Summary of Consolidated Financial Results

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except margins and per share amounts)	2016	2015	% Chg	2016	2015	% Chg

Revenue
Wireless	1,931	1,903	1	3,821	3,697	3
Cable	870	869	-	1,726	1,739	(1)
Business Solutions	97	94	3	193	188	3
Media	615	582	6	1,063	1,046	2
Corporate items and intercompany eliminations	(58)	(45)	29	(103)	(92)	12
Revenue	3,455	3,403	2	6,700	6,578	2

Adjusted operating profit
Wireless	846	841	1	1,609	1,606	-
Cable	415	414	-	808	816	(1)
Business Solutions	31	27	15	62	55	13
Media	90	90	-	41	58	(29)
Corporate items and intercompany eliminations	(35)	(35)	-	(72)	(74)	(3)
Adjusted operating profit [1]	1,347	1,337	1	2,448	2,461	(1)

Adjusted operating profit margin [1]	39.0%	39.3%	(0.3 pts)	36.5%	37.4%	(0.9 pts)

Net income	394	363	9	642	618	4
Basic earnings per share	$ 0.77	$ 0.70	10	$ 1.25	$ 1.20	4
Diluted earnings per share	$ 0.76	$ 0.70	9	$ 1.24	$ 1.19	4

Adjusted net income [1]	427	412	4	690	687	-
Adjusted basic earnings per share [1]	$ 0.83	$ 0.80	4	$ 1.34	$ 1.33	1
Adjusted diluted earnings per share [1]	$ 0.83	$ 0.80	4	$ 1.33	$ 1.33	-

Additions to property, plant and equipment	647	621	4	1,199	1,096	9
Free cash flow [1]	495	476	4	715	742	(4)
Cash provided by operating activities	1,121	1,114	1	1,719	1,341	28

[1]

Adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Rogers Communications Inc.	8	Second Quarter 2016

Key Changes in Financial Results Compared to 2015

Revenue

Wireless service revenue increased 5% this quarter and 4% year to date as a result of a larger subscriber base and the continued adoption of higher-postpaid-ARPA-generating Rogers Share Everything plans.

Cable revenue was stable this quarter due to Internet subscriber growth, movement of Internet subscribers to higher speed and usage tiers, and the impact of pricing changes across most product types, offset by TV and Phone subscriber losses over the past year. Year to date, Cable revenue decreased 1% due to lower TV and Phone subscriber bases.

Business Solutions revenue increased this quarter and year to date as the growth in on-net next generation services, including our data centre businesses, more than offset the continued planned reduction in lower-margin, off-net legacy revenue.

Media revenue increased this quarter and year to date primarily as a result of the continued growth of sports-related revenue, partially offset by lower advertising revenue in conventional broadcast television, publishing, and radio.

Adjusted operating profit

Wireless adjusted operating profit increased this quarter and year to date from service revenue growth as described above, partially offset by higher costs associated with increased volumes and subsidy rates of devices.

Cable adjusted operating profit was stable this quarter as a result of stable revenue and operating expenses. Year to date, Cable adjusted operating profit decreased marginally as a result of the decrease in revenue discussed above.

Business Solutions adjusted operating profit increased this quarter and year to date as a result of higher revenue and lower service costs.

Media adjusted operating profit was stable this quarter as a result of increased revenue as described above, offset by increased operating expenses. Year to date, adjusted operating profit decreased 29% primarily as a result of lower conventional advertising revenue in the first quarter of 2016.

Rogers Communications Inc.	9	Second Quarter 2016

Results of our Reporting Segments

WIRELESS

Wireless Financial Results

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except margins)	2016 [1]	2015	% Chg	2016 [1]	2015	% Chg
Revenue
Service revenue	1,788	1,707	5	3,522	3,379	4
Equipment revenue	143	196	(27)	299	318	(6)
Revenue	1,931	1,903	1	3,821	3,697	3

Operating expenses
Cost of equipment	434	423	3	894	816	10
Other operating expenses	651	639	2	1,318	1,275	3
Operating expenses	1,085	1,062	2	2,212	2,091	6

Adjusted operating profit	846	841	1	1,609	1,606	-

Adjusted operating profit margin as a % of service revenue	47.3%	49.3%	(2 pts)	45.7%	47.5%	(1.8 pts)
Additions to property, plant and equipment	207	256	(19)	388	436	(11)

[1]	The operating results of Mobilicity are included in the Wireless results of operations from the date of acquisition on July 2, 2015.

Wireless Subscriber Results 1

	Three months ended June 30			Six months ended June 30
(In thousands, except churn, postpaid ARPA, and blended ARPU)	2016	2015	Chg	2016	2015	Chg
Postpaid
Gross additions	349	313	36	653	590	63
Net additions (losses)	65	24	41	79	(2)	81
Total postpaid subscribers [2]	8,350	8,163	187	8,350	8,163	187
Churn (monthly)	1.14%	1.19%	(0.05 pts)	1.16%	1.22%	(0.06 pts)
ARPA (monthly)	$ 116.06	$ 110.14	$5.92	$ 114.13	$ 108.79	$5.34
Prepaid
Gross additions	194	154	40	351	280	71
Net additions (losses)	25	8	17	6	(29)	35
Total prepaid subscribers [2,3]	1,612	1,348	264	1,612	1,348	264
Churn (monthly)	3.57%	3.63%	(0.06 pts)	3.61%	3.81%	(0.20 pts)
Blended ARPU (monthly)	$ 60.18	$ 60.01	$0.17	$ 59.35	$ 59.38	($0.03)

[1]	Subscriber counts, subscriber churn, postpaid ARPA, and blended ARPU are key performance indicators. See “Key Performance Indicators”.
[2]	As at end of period.
[3]	On July 2, 2015, we acquired approximately 154,000 Wireless prepaid subscribers as a result of our acquisition of Mobilicity.

Service revenue

The 5% increase in service revenue this quarter and 4% increase year to date were a result of:

●	a larger postpaid and prepaid subscriber base; and
●

the continued adoption of customer-friendly Rogers Share Everything plans. These plans generate higher postpaid ARPA, bundle in various calling features and long distance, provide the ability to pool data usage across multiple devices, and grant access to our other offerings, such as Roam Like Home, Rogers NHL GameCentre LIVE, Spotify, shomi, and Texture by Next Issue.

The 5% increases in postpaid ARPA this quarter and year to date were the result of the continued adoption of Rogers Share Everything plans relative to the number of subscriber accounts as customers have increasingly utilized the advantages of premium offerings and access their shareable plans with multiple devices on the same account.

Rogers Communications Inc.	10	Second Quarter 2016

The stable blended ARPU this quarter and year to date was a result of:

●	increased service revenue as discussed above; offset by
●	the impact of expanding our lower-blended-ARPU-generating prepaid subscriber base relative to our total subscriber base as a result of our acquisition of Mobilicity; and
●	the general increase in prepaid net additions over the past year.

Excluding the impact of the addition of Mobilicity, blended ARPU would have increased by 1% this quarter and year to date.

We believe the increases in gross and net additions to our subscriber base this quarter and year to date, as well as the lower churn, were results of our strategic focus on enhancing the customer experience by providing higher-value offerings, such as our Share Everything plans, improving our customer service, and continually increasing the quality of our network.

Equipment revenue

The 27% decrease in equipment revenue this quarter and 6% decrease year to date were a result of:

●	larger average subsidies given to customers who purchased devices; partially offset by
●	higher gross additions; and
●	a greater number of device upgrades by existing subscribers. The increase in device upgrades this quarter was 3%.

Operating expenses

Cost of equipment

The 3% increase in the cost of equipment this quarter and 10% increase year to date were a result of:

●	increased equipment sales volumes primarily from our higher gross additions; and
●	the increase in device upgrades by existing subscribers, as discussed above.

The year to date increase was also affected by a shift in the product mix of device sales towards higher-cost smartphones.

Other operating expenses

The 2% increase in other operating expenses this quarter and 3% increase year to date were a result of:

●	higher service costs, partially as a result of our value-add offerings;
●	incremental costs as a result of our acquisition of Mobilicity; and
●	higher advertising costs; partially offset by
●	lower commissions resulting from improvements in our sales channels; and
●	various cost efficiency and productivity initiatives.

Adjusted operating profit

The increases in adjusted operating profit this quarter and year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	11	Second Quarter 2016

CABLE

Cable Financial Results

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except margins)	2016	2015	% Chg	2016	2015	% Chg

Revenue
Internet	376	327	15	736	651	13
Television	394	425	(7)	789	851	(7)
Phone	99	115	(14)	198	233	(15)
Service revenue	869	867	-	1,723	1,735	(1)
Equipment revenue	1	2	(50)	3	4	(25)
Revenue	870	869	-	1,726	1,739	(1)

Operating expenses
Cost of equipment	1	1	-	2	2	-
Other operating expenses	454	454	-	916	921	(1)
Operating expenses	455	455	-	918	923	(1)

Adjusted operating profit	415	414	-	808	816	(1)

Adjusted operating profit margin	47.7%	47.6%	0.1 pts	46.8%	46.9%	(0.1 pts)
Additions to property, plant and equipment	300	254	18	546	478	14
Cable Subscriber Results [1]
	Three months ended June 30			Six months ended June 30
(In thousands)	2016	2015	Chg	2016	2015	Chg

Internet
Net additions (losses)	12	4	8	28	(3)	31
Total Internet subscribers [2]	2,076	2,008	68	2,076	2,008	68
Television
Net losses	(23)	(32)	9	(49)	(73)	24
Total television subscribers [2]	1,847	1,951	(104)	1,847	1,951	(104)
Phone
Net additions (losses)	5	(11)	16	(5)	(31)	26
Total phone subscribers [2]	1,085	1,119	(34)	1,085	1,119	(34)

Cable homes passed [2]	4,173	4,106	67	4,173	4,106	67
Total service units [3]
Net losses	(6)	(39)	33	(26)	(107)	81
Total service units [2]	5,008	5,078	(70)	5,008	5,078	(70)

[1]	Subscriber counts are key performance indicators. See “Key Performance Indicators”.
[2]	As at end of period.
[3]	Includes Internet, Television, and Phone subscribers.

Revenue

The stable revenue this quarter and 1% decrease year to date were primarily a result of:

●	a higher subscriber base for our Internet products; and
●	the impact of pricing changes implemented over the past year; offset by
●	Television and Phone subscriber losses over the past year.

Rogers Communications Inc.	12	Second Quarter 2016

Internet revenue

The 15% increase in Internet revenue this quarter and 13% increase year to date were a result of:

●	general movement of customers to higher speed and usage tiers of our IGNITE broadband Internet offerings;
●	a larger Internet subscriber base; and
●	the impact of changes in Internet service pricing; partially offset by
●	a decline in additional usage-based revenue as portions of the subscriber base move to the higher-value, unlimited usage plans.

Television revenue

The 7% decreases in Television revenue this quarter and year to date were a result of:

●	the decline in Television subscribers over the past year; and
●	more promotional pricing provided to subscribers; partially offset by
●	the impact of Television service pricing changes implemented over the past year.

Phone revenue

The 14% decrease in Phone revenue this quarter and 15% decrease year to date were a result of:

●	the impact of pricing packages, primarily related to IGNITE multi-product bundles; and
●	a smaller subscriber base.

Operating expenses

The stable operating expenses this quarter and 1% decrease year to date were a result of:

●	lower service costs;
●	relative shifts in product mix to higher-margin Internet from conventional Television broadcasting; and
●	various cost efficiency and productivity initiatives; offset by
●	increased advertising, partially related to our launch of 4K TV.

Adjusted operating profit

The stable adjusted operating profit this quarter and the marginal decrease year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	13	Second Quarter 2016

BUSINESS SOLUTIONS

Business Solutions Financial Results

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except margins)	2016 [1]	2015	% Chg	2016 [1]	2015	% Chg

Revenue
Next generation	78	73	7	153	143	7
Legacy	17	20	(15)	37	43	(14)
Service revenue	95	93	2	190	186	2
Equipment revenue	2	1	100	3	2	50
Revenue	97	94	3	193	188	3

Operating expenses	66	67	(1)	131	133	(2)

Adjusted operating profit	31	27	15	62	55	13

Adjusted operating profit margin	32.0%	28.7%	3.3 pts	32.1%	29.3%	2.8 pts
Additions to property, plant and equipment	38	48	(21)	76	81	(6)

[1]	The operating results of Internetworking Atlantic Inc. are included in the Business Solutions results of operations from the date of acquisition on November 30, 2015.

Revenue

The 2% increases in service revenue this quarter and year to date were a result of:

●	the continued execution of our plan to grow higher-margin, next generation on-net and near-net IP-based services revenue; partially offset by
●

the continued decline in our legacy and off-net voice business, a trend we expect to continue as we focus the business on next generation on-net and near-net opportunities and customers move to more advanced and cost-effective IP-based services and solutions.

Next generation services, which include our data centre operations, represented 82% of total service revenue in the quarter (2015 - 78%) and 81% year to date (2015 - 77%).

Operating expenses

The 1% decrease in operating expenses this quarter and 2% decrease year to date were a result of lower service costs, primarily due to the shift in costs as customers move from lower-margin legacy products to higher-margin next generation products.

Adjusted operating profit

The 15% increase in adjusted operating profit this quarter and 13% increase year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	14	Second Quarter 2016

MEDIA

Media Financial Results

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except margins)	2016	2015	% Chg	2016	2015	% Chg

Revenue	615	582	6	1,063	1,046	2
Operating expenses	525	492	7	1,022	988	3

Adjusted operating profit	90	90	-	41	58	(29)

Adjusted operating profit margin	14.6%	15.5%	(0.9 pts)	3.9%	5.5%	(1.6 pts)
Additions to property, plant and equipment	13	11	18	31	20	55

Revenue

The 6% increase in revenue this quarter and 2% increase year to date were a result of:

●	higher sports-related revenue, driven by the strength of Sportsnet and success of the Toronto Blue Jays; partially offset by
●	lower advertising revenues across radio, publishing, and broadcast TV.

Operating expenses

The 7% increase in operating expenses this quarter and 3% increase year to date were a result of:

●	higher sports-related costs; partially offset by
●	lower conventional broadcast TV and radio costs, partly due to cost savings from previously announced job cuts.

Adjusted operating profit

The stable adjusted operating profit this quarter was a result of the increase in sports-related revenue, offset by higher related expenses. Year to date, the 29% decrease was primarily a result of lower conventional advertising revenue in the first quarter of 2016.

Rogers Communications Inc.	15	Second Quarter 2016

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except capital intensity)	2016	2015	% Chg	2016	2015	% Chg

Additions to property, plant and equipment
Wireless	207	256	(19)	388	436	(11)
Cable	300	254	18	546	478	14
Business Solutions	38	48	(21)	76	81	(6)
Media	13	11	18	31	20	55
Corporate	89	52	71	158	81	95

Total additions to property, plant and equipment [1]	647	621	4	1,199	1,096	9

Capital intensity [2]	18.7%	18.2%	0.5 pts	17.9%	16.7%	1.2 pts

[1]	Additions to property, plant and equipment do not include expenditures for spectrum licences.
[2]	Capital intensity is a key performance indicator. See “Key Performance Indicators”.

Wireless

The decreases in additions to property, plant and equipment in Wireless this quarter and year to date were primarily a result of higher LTE network investments incurred last year relative to this year to enhance network coverage and the quality of our network. Deployment of our 700 MHz LTE network has reached 89% of Canada’s population as at June 30, 2016 (December 31, 2015 - 78%). The 700 MHz LTE network offers improved signal quality in basements, elevators, and buildings with thick concrete walls. Deployment of our overall LTE network has reached approximately 94% of Canada’s population as at June 30, 2016 (December 31, 2015 - 93%).

Cable

The increases in additions to property, plant and equipment in Cable this quarter and year to date were a result of greater investment in network infrastructure to further improve the reliability and quality of our network. We believe this allows us to keep ahead of customer data demands, to increase the capacity of our Internet platform to deliver gigabit Internet speeds across our Cable footprint by the end of the year, and to support our anticipated introduction of IPTV later this year. Year to date, this increase was partially offset by lower information technology infrastructure and customer premise equipment-related expenditures.

Business Solutions

The decreases in additions to property, plant and equipment in Business Solutions this quarter and year to date were the result of investments in our data centres last year.

Media

The increases in additions to property, plant and equipment in Media this quarter and year to date reflect greater current year investments made to our digital platforms and broadcast facilities.

Corporate

The increases in additions to property, plant and equipment in Corporate this quarter and year to date were a result of higher spending on premise improvements at our various offices as well as higher information technology investments.

Capital intensity

Capital intensity increased this quarter and year to date as a result of higher additions to property, plant and equipment due to the timing of investments in our network as described above relative to the increase in revenue described previously. Consistent with our guidance, which we announced on January 27, 2016, we continue to expect lower additions to property, plant and equipment this year.

Rogers Communications Inc.	16	Second Quarter 2016

Review of Consolidated Performance

This section discusses our consolidated net income and other expenses that do not form part of the segment discussions above.

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2016	2015	% Chg	2016	2015	% Chg

Adjusted operating profit [1]	1,347	1,337	1	2,448	2,461	(1)
Deduct (add):
Stock-based compensation	15	14	7	27	26	4
Depreciation and amortization	572	562	2	1,146	1,121	2
Restructuring, acquisition and other	27	42	(36)	71	51	39
Finance costs	189	182	4	385	392	(2)
Other expense (income)	9	26	(65)	(25)	23	n/m
Income taxes	141	148	(5)	202	230	(12)

Net income	394	363	9	642	618	4

n/m - not meaningful

[1]

Adjusted operating profit is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about this measure, including how we calculate it.

Stock-based compensation

Our stock-based compensation, which includes stock options (with stock appreciation rights), restricted share units, and deferred share units, is generally driven by:

●	the vesting of stock options and share units; and
●	changes in the market price of RCI Class B shares; offset by
●

the impact of certain equity derivative instruments designed to hedge a portion of the stock price appreciation risk for our stock-based compensation programs. See “Financial Risk Management” for more information about equity derivatives.

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2016	2015	2016	2015

Impact of vesting	18	17	34	29
Impact of change in price	1	10	23	(4)
Equity derivatives, net of interest receipt	(4)	(13)	(30)	1

Total stock-based compensation	15	14	27	26

Depreciation and amortization

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2016	2015	% Chg	2016	2015	% Chg

Depreciation	546	522	5	1,095	1,040	5
Amortization	26	40	(35)	51	81	(37)

Total depreciation and amortization	572	562	2	1,146	1,121	2

Total depreciation and amortization increased this quarter and year to date as a result of:

●	the overall increase in additions to property, plant and equipment over the last several years, which has resulted in more depreciable assets; partially offset by
●	the effect of certain intangible assets that were fully amortized.

Rogers Communications Inc.	17	Second Quarter 2016

Restructuring, acquisition and other

This quarter and year to date, we incurred $27 million and $71 million (2015 - $42 million and $51 million), respectively, in restructuring, acquisition and other expenses. Costs were lower this quarter as the comparative quarter of 2015 included charges related to a reorganization of our OMNI television stations. Year to date, the increase is primarily a result of severance costs in the first quarter of 2016 associated with the targeted restructuring of our employee base.

Finance costs

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2016	2015	% Chg	2016	2015	% Chg

Interest on borrowings [1]	192	186	3	388	382	2
Interest on post-employment benefits liability	3	2	50	5	5	-
Loss on repayment of long-term debt	-	-	-	-	7	(100)
(Gain) loss on foreign exchange	(22)	(1)	n/m	(47)	6	n/m
Change in fair value of derivatives	18	-	n/m	42	2	n/m
Capitalized interest	(5)	(7)	(29)	(9)	(15)	(40)
Other	3	2	50	6	5	20

Total finance costs	189	182	4	385	392	(2)

[1]	Interest on borrowings includes interest on long-term debt and on short-term borrowings associated with our accounts receivable securitization program.

Interest on borrowings

Interest on borrowings increased this quarter and year to date as a result of an increase in the principal amount of our outstanding debt (which was reduced prior to quarter end), partially offset by a decrease in our weighted average interest rate due to the redemption of our $1,000 million senior notes in May 2016. See “Managing our Liquidity and Financial Resources” and “Financial Condition” for more information about our debt and related finance costs.

Other expense (income)

The decrease in other expense this quarter relates to equity losses from certain investments and ventures in the same period in 2015. The increase in other income year to date is primarily a result of a gain on sale of an investment.

Income taxes

	Three months ended June 30		Six months ended June 30
(In millions of dollars, except tax rates)	2016	2015	2016	2015

Statutory income tax rate	26.6%	26.5%	26.6%	26.5%
Income before income taxes	535	511	844	848
Computed income tax expense	143	135	225	225
Increase (decrease) in income taxes resulting from:
Non-deductible stock-based compensation	-	2	3	-
Income tax adjustment, legislative tax change	-	6	3	6
Decrease in tax rate expected to apply to reversal of temporary differences	-	-	(18)	-
Non-taxable portion of capital gain	-	-	(5)	-
Other items	(2)	5	(6)	(1)

Total income taxes	141	148	202	230

Effective income tax rate	26.4%	29.0%	23.9%	27.1%
Cash income taxes paid	18	61	155	256

The effective income tax rate for this quarter did not differ materially from the statutory tax rate. The year to date effective income tax rate was lower than the statutory tax rate primarily as a result of a decrease to the tax rate applicable to certain temporary differences due to a change in the expected manner of recovery.

Cash income taxes paid decreased this quarter and year to date as a result of the timing of tax installment payments.

Rogers Communications Inc.	18	Second Quarter 2016

Net income

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except per share amounts)	2016	2015	% Chg	2016	2015	% Chg

Net income	394	363	9	642	618	4
Basic earnings per share	$ 0.77	$ 0.70	10	$ 1.25	$ 1.20	4
Diluted earnings per share	$ 0.76	$ 0.70	9	$ 1.24	$ 1.19	4

Adjusted net income

We calculate adjusted net income from adjusted operating profit as follows:

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except per share amounts)	2016	2015	% Chg	2016	2015	% Chg

Adjusted operating profit [1]	1,347	1,337	1	2,448	2,461	(1)
Deduct:
Depreciation and amortization	572	562	2	1,146	1,121	2
Finance costs [2]	189	182	4	385	385	-
Other expense [3]	9	26	(65)	14	23	(39)
Income taxes [4]	150	155	(3)	213	245	(13)

Adjusted net income [1]	427	412	4	690	687	-

Adjusted basic earnings per share [1]	$ 0.83	$ 0.80	4	$ 1.34	$ 1.33	1
Adjusted diluted earnings per share [1]	$ 0.83	$ 0.80	4	$ 1.33	$ 1.33	-

[1]

Adjusted operating profit, adjusted net income, and adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	Finance costs exclude a $7 million loss on repayment of long-term debt for the six months ended June 30, 2015.
[3]	Other expense for the six months ended June 30, 2016 excludes a $39 million gain on sale of investment.
[4]

Income taxes exclude a $9 million recovery (2015 - $13 million recovery) for the quarter and a $14 million recovery (2015 - $21 million recovery) for year to date related to the income tax impact for adjusted items. These recoveries were partially offset by expenses as a result of legislative tax changes of nil (2015 - $6 million) for the quarter and $3 million (2015 - $6 million) for the year to date.

Rogers Communications Inc.	19	Second Quarter 2016

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2016	2015	2016	2015

Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	1,258	1,360	2,351	2,395
Change in non-cash operating working capital items	35	(44)	(85)	(394)
Cash provided by operating activities before income taxes paid and interest paid	1,293	1,316	2,266	2,001
Income taxes paid	(18)	(61)	(155)	(256)
Interest paid	(154)	(141)	(392)	(404)

Cash provided by operating activities	1,121	1,114	1,719	1,341

Investing activities:
Additions to property, plant and equipment	(647)	(621)	(1,199)	(1,096)
Additions to program rights	(14)	(6)	(24)	(18)
Changes in non-cash working capital related to property, plant and equipment and intangible assets	32	(46)	(105)	(138)
Acquisitions and other strategic transactions, net of cash acquired	-	(601)	-	(601)
Other	47	(22)	7	(34)

Cash used in investing activities	(582)	(1,296)	(1,321)	(1,887)

Financing activities:
Proceeds received on short-term borrowings	45	38	295	246
Repayment of short-term borrowings	-	(56)	(45)	(71)
Issuance of long-term debt	1,364	1,792	2,052	3,450
Repayment of long-term debt	(1,749)	(1,310)	(2,318)	(2,919)
Proceeds on settlement of debt derivatives and forward contracts	3,302	-	3,757	1,059
Payments on settlement of debt derivatives and forward contracts	(3,325)	-	(3,799)	(905)
Dividends paid	(247)	(248)	(494)	(483)

Cash (used in) provided by financing activities	(610)	216	(552)	377

Change in cash and cash equivalents	(71)	34	(154)	(169)
(Bank advances) cash and cash equivalents, beginning of period	(72)	(27)	11	176

(Bank advances) cash and cash equivalents, end of period	(143)	7	(143)	7

Operating activities

The 1% increase in cash provided by operating activities this quarter was a result of higher net funding provided by non-cash working capital and lower cash income taxes as a result of the timing of installment payments, partially offset by higher interest paid this quarter. The 28% increase year to date was also affected by lower interest paid.

Investing activities

Additions to property, plant and equipment

We spent $647 million this quarter and $1,199 million year to date on additions to property, plant and equipment before changes in non-cash working capital items, which was higher than the same periods in 2015. See “Additions to Property, Plant and Equipment” for more information.

Acquisitions and other strategic transactions

Last year, we paid $27 million related to the acquisition of 2500 MHz spectrum licences, $101 million for the final payment for Shaw spectrum licences, and $473 million related to our Glentel investment.

Rogers Communications Inc.	20	Second Quarter 2016

Financing activities

Accounts receivable securitization

The $45 million and $295 million (2015 - $38 million and $246 million) of funding we received this quarter and year to date under our accounts receivable securitization program and the nil and $45 million (2015 - $56 million and $71 million) of repayments we made this quarter and year to date changed our total funding under the program to $1,050 million as at June 30, 2016 (December 31, 2015 - $800 million).

In July 2016, we amended the terms of the accounts receivable securitization program to, among other things, extend the expiry date from January 1, 2018 to January 1, 2019.

Bank and letter of credit facilities

This quarter, we borrowed $1,364 million ($190 million and US$900 million) (2015 - $1,800 million) under our revolving and non-revolving credit facilities and repaid $749 million ($150 million and US$469 million) (2015 - $1,310 million).

Year to date, we borrowed $2,052 million ($190 million and US$1,407 million) (2015 - $3,460 million) under our revolving and non-revolving credit facilities and repaid $1,318 million ($650 million and US$519 million) (2015 - $1,860 million).

As at June 30, 2016, we had $1,187 million ($40 million and US$888 million) of borrowings outstanding under our revolving and non-revolving credit facilities (December 31, 2015 - $500 million). Certain funds were borrowed in US dollars to take advantage of a favourable interest rate spread; we have entered into debt derivatives related to these borrowings to convert all the interest and principal payment obligations to Canadian dollars (see “Financial Risk Management” for more information).

As at June 30, 2016, we had available liquidity of $2.2 billion (December 31, 2015 - $3.0 billion) under our $3.6 billion of revolving and non-revolving credit and letter of credit facilities (December 31, 2015 - $3.6 billion), of which we had utilized approximately $0.1 billion (December 31, 2015 - $0.1 billion) related to outstanding letters of credit and $1.3 billion of borrowings (December 31, 2015 - $0.5 billion). Each of these facilities is unsecured and guaranteed by RCCI and ranks equally with all of our senior notes and debentures.

Effective April 1, 2016, we amended our $2.5 billion revolving credit facility to, among other things, extend the maturity date from July 2019 to September 2020. At the same time, we also amended the $1.0 billion non-revolving credit facility to, among other things, extend the maturity date from April 2017 to April 2018.

This quarter and year to date, we repaid $1,000 million of senior notes that were due in May 2016. There were no debt derivatives associated with these Canadian dollar-denominated senior notes.

During the six months ended June 30, 2015, we repaid or repurchased our US$550 million ($702 million) and US$280 million ($357 million) senior notes due March 2015. At the same time, the associated debt derivatives were settled at maturity for net proceeds of $154 million, resulting in a net repayment of $905 million, including settlement of the associated debt derivatives.

Dividends

The table below shows when dividends were declared and paid on both classes of our shares.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)

January 27, 2016	March 13, 2016	April 1, 2016	0.48	247
April 18, 2016	June 12, 2016	July 4, 2016	0.48	247

January 28, 2015	March 13, 2015	April 1, 2015	0.48	248
April 21, 2015	June 12, 2015	July 2, 2015	0.48	247
August 13, 2015	September 11, 2015	October 1, 2015	0.48	247
October 22, 2015	December 11, 2015	January 4, 2016	0.48	247

Rogers Communications Inc.	21	Second Quarter 2016

Free cash flow

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2016	2015	% Chg	2016	2015	% Chg

Adjusted operating profit [1]	1,347	1,337	1	2,448	2,461	(1)
Deduct:
Additions to property, plant and equipment [2]	647	621	4	1,199	1,096	9
Interest on borrowings, net of capitalized interest	187	179	4	379	367	3
Cash income taxes [3]	18	61	(70)	155	256	(39)

Free cash flow [1]	495	476	4	715	742	(4)

[1]

Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	Additions to property, plant and equipment do not include expenditures for spectrum licences.
[3]	Cash income taxes are net of refunds received.

The 4% increase in free cash flow this quarter was a result of higher adjusted operating profit and lower cash income taxes as a result of the timing of installment payments, partially offset by higher additions to property, plant and equipment due to the timing of investments in our network. The 4% decrease in free cash flow year to date was also affected by lower adjusted operating profit.

Rogers Communications Inc.	22	Second Quarter 2016

Overview of Financial Position

Consolidated statements of financial position

(In millions of dollars)	As at June 30 2016	As at December 31 2015	$ Chg	% Chg	Explanation of significant changes

Assets
Current assets:
Cash and cash equivalents	-	11	(11)	(100)	See “Managing our Liquidity and Financial Resources” for more information.
Accounts receivable	1,811	1,792	19	1	n/m
Inventories	239	318	(79)	(25)	Reflects a decrease in Wireless handset inventory.
Other current assets	373	303	70	23	Reflects an increase in prepaid expenses primarily related to annual Wireless spectrum licence fees.
Current portion of derivative instruments	92	198	(106)	(54)	Reflects changes in market values of debt derivatives and expenditure derivatives primarily as a result of the appreciation of the Cdn$ relative to the US$, as well as the settlement and maturity of certain derivatives discussed in “Financial Risk Management”.
Total current assets	2,515	2,622	(107)	(4)

Property, plant and equipment	11,097	10,997	100	1	Reflects additions to property, plant and equipment offset by depreciation. See “Additions to Property, Plant and Equipment” for more information.
Intangible assets	7,173	7,243	(70)	(1)	Reflects amortization of intangible assets.
Investments	2,346	2,271	75	3	Reflects fair value adjustments for publicly-traded investments, partially offset by the sale of an investment.
Derivative instruments	1,681	1,992	(311)	(16)	See “Current portion of derivative instruments” for more information.
Other long-term assets	136	150	(14)	(9)	n/m
Deferred tax assets	8	9	(1)	(11)	n/m
Goodwill	3,891	3,891	-	-	n/m

Total assets	28,847	29,175	(328)	(1)

Liabilities and shareholders’ equity
Current liabilities:
Bank advances	143	-	143	n/m	See “Managing our Liquidity and Financial Resources” for more information.
Short-term borrowings	1,050	800	250	31	Reflects net funding received under the accounts receivable securitization program.
Accounts payable and accrued liabilities	2,584	2,708	(124)	(5)	Reflects a decrease in trade payables as a result of business seasonality and lower accrued interest on long-term debt as a result of the timing of scheduled payments.
Income tax payable	234	96	138	144	Reflects the timing of tax installments.
Current portion of provisions	27	10	17	170	n/m
Unearned revenue	371	388	(17)	(4)	n/m
Current portion of long-term debt	750	1,000	(250)	(25)	Reflects the upcoming maturity of our $250 million and $500 million senior notes in 2017, partially offset by the repayment of $1,000 million of senior notes during the quarter.
Current portion of derivative instruments	90	15	75	n/m	Reflects changes in market values of bond forwards and equity and expenditure derivatives. See “Financial Risk Management” for more information.
Total current liabilities	5,249	5,017	232	5

Provisions	30	50	(20)	(40)	n/m
Long-term debt	15,239	15,870	(631)	(4)	Mainly reflects revaluation from the appreciation of the Cdn$ relative to the US$ and the upcoming maturity of $750 million in senior notes in early 2017 that are now classified as current. See “Financial Risk Management” for more information.
Derivative instruments	226	95	131	138	Reflects changes in market values of bond forwards, debt derivatives, and expenditure derivatives primarily as a result of the appreciation of the Cdn$ relative to the US$. See “Financial Risk Management” for more information.
Other long-term liabilities	383	455	(72)	(16)	Reflects a decrease in pension liability as a result of annual employer contributions
Deferred tax liabilities	1,795	1,943	(148)	(8)	Primarily reflects the reversal of certain temporary differences.
Total liabilities	22,922	23,430	(508)	(2)

Shareholders’ equity	5,925	5,745	180	3	Reflects changes in retained earnings and equity reserves.

Total liabilities and shareholders’ equity	28,847	29,175	(328)	(1)

Rogers Communications Inc.	23	Second Quarter 2016

Financial Condition

We had approximately $2.2 billion of available liquidity as at June 30, 2016 (December 31, 2015 - $3.3 billion), which included:

●	nil cash and cash equivalents (December 31, 2015 - $0.01 billion);
●	$2.2 billion available under our bank credit facilities (December 31, 2015 - $3.0 billion); and
●	nil available under our accounts receivable securitization program (December 31, 2015 - $0.25 billion).

In addition to the sources of available liquidity noted above, we held $1,058 million of marketable securities in publicly-traded companies as at June 30, 2016 (December 31, 2015 - $966 million).

Our borrowings had a weighted average cost of financing of 4.55% as at June 30, 2016 (December 31, 2015 - 4.82%) and a weighted average term to maturity of 10.5 years (December 31, 2015 - 10.8 years). This comparative decline in our weighted average interest rate reflects the combined effects of:

●	the issuance of senior notes in December 2015 at comparatively lower interest rates;
●	greater utilization of our bank credit facilities and AR securitization program as at June 30, 2016; and
●	the repayment of senior notes in May 2016 that were issued at comparatively higher interest rates.

As at June 30, 2016, the credit ratings on RCI’s outstanding senior notes and debentures were as follows:

●	Moody’s Ratings Services: Baa1 with a stable outlook (unchanged);
●	Standard and Poor’s Ratings Services: BBB+ with a stable outlook (unchanged); and
●	Fitch Ratings: BBB+ with a stable outlook (revised in May 2016 from a negative outlook).

Financial Risk Management

This section should be read in conjunction with “Financial Risk Management” in our 2015 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 84.3% of our outstanding debt, including short-term borrowings, as at June 30, 2016 (December 31, 2015 - 90.3%). We only use derivatives to manage risk and not for speculative purposes.

Debt derivatives

During the quarter and year to date, we entered into debt derivatives related to our credit facility borrowings as a result of a favourable interest rate spread obtained from borrowing funds in US dollars. We used these derivatives to offset the foreign exchange and interest rate risk on our US dollar-denominated credit facility borrowings. As a result of the short-term nature of these debt derivatives related to our credit facility borrowings, we have not designated them as hedges for accounting purposes.

This quarter and year to date, we entered into debt derivatives related to our credit facility borrowings with a notional value of US$3,073 million and US$3,797 million ($3,974 million and $4,950 million), respectively. We did not enter into any debt derivatives related to our credit facility borrowings during the three and six months ended June 30, 2015. During the quarter and year to date, we settled debt derivatives related to our credit facility borrowings with a notional value of US$2,567 million and US$2,909 million ($3,325 million and $3,799 million), respectively, for net cash payments of $23 million and $42 million, respectively.

See “Mark-to-market value” for more information about our debt derivatives.

Bond forwards

We did not enter into any new bond forwards or settle any existing bond forwards this quarter or year to date. See “Mark-to-market value” for more information about our bond forwards.

Rogers Communications Inc.	24	Second Quarter 2016

Expenditure derivatives

As at June 30, 2016, our outstanding expenditure derivatives had terms to maturity ranging from July 2016 to December 2018 (December 31, 2015 - January 2016 to December 2017).

This quarter and year to date, we entered into US dollar-denominated foreign currency forward contracts to fix the exchange rate on US$270 million and US$690 million (2015 - U$330 million and US$330 million), respectively, of Rogers’ US dollar-denominated expenditures for 2017 and 2018. These anticipated expenditures were hedged at an average rate of $1.27/US$ and $1.34/US$ (2015 - $1.22/US$ and $1.22/US$), respectively, fixing the cost in Canadian dollars for these expenditures over the term of the contracts to $342 million and $926 million (2015 - $403 million and $403 million), respectively.

This quarter and year to date, we settled US$210 million and US$420 million (2015 - US$180 million and US$360 million), respectively, of expenditure derivatives for US$256 million and US$513 million (2015 - $198 million and $397 million), respectively.

See “Mark-to-market value” for more information about our expenditure derivatives.

Equity derivatives

As at June 30, 2016, we had equity derivatives for 5.7 million (December 31, 2015 - 5.7 million) RCI Class B shares with a weighted average price of $50.37 (December 31, 2015 - $50.37).

In April 2016, we executed extension agreements for each of our equity derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2017 (from April 2016).

See “Mark-to-market value” for more information about our equity derivatives.

Rogers Communications Inc.	25	Second Quarter 2016

Mark-to-market value

We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at June 30, 2016
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,200	1.0401	5,409	1,720
As liabilities	1,000	1.3382	1,338	(65)
Short-term debt derivatives not accounted for as hedges:
As liabilities	888	1.2967	1,151	(4)
Net mark-to-market debt derivative asset				1,651
Bond forwards accounted for as cash flow hedges:
As liabilities			1,400	(199)
Expenditure derivatives accounted for as cash flow hedges:
As assets	570	1.2172	694	42
As liabilities	840	1.3498	1,134	(48)
Net mark-to-market expenditure derivative liability				(6)
Equity derivatives not accounted for as hedges:
As assets			286	11

Net mark-to-market asset				1,457

	As at December 31, 2015
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,900	1.0755	6,345	2,032
As liabilities	300	1.3367	401	(4)
Net mark-to-market debt derivative asset				2,028
Bond forwards accounted for as cash flow hedges:
As liabilities	-	-	1,400	(91)
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,140	1.2410	1,415	158
Equity derivatives not accounted for as hedges:
As liabilities	-	-	286	(15)

Net mark-to-market asset				2,080

Rogers Communications Inc.	26	Second Quarter 2016

Adjusted net debt and adjusted net debt / adjusted operating profit

We use adjusted net debt and adjusted net debt / adjusted operating profit to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivatives assets or liabilities, short-term borrowings, and cash and cash equivalents or bank advances.

	As at June 30	As at December 31
(In millions of dollars, except ratios)	2016	2015

Long-term debt [1]	16,095	16,981
Net debt derivative assets valued without any adjustment for credit risk [2]	(1,724)	(2,180)
Short-term borrowings	1,050	800
Bank advances (cash and cash equivalents)	143	(11)

Adjusted net debt [3]	15,564	15,590

Adjusted net debt / adjusted operating profit [3,4]	3.1	3.1

[1]

Includes current and long-term portion of long-term debt before the reduction in carrying value arising from purchase accounting and deferred transaction costs and discounts. See “Reconciliation of adjusted net debt” in the section “Non-GAAP Measures” for the calculation of this amount.

[2]

For purposes of calculating adjusted net debt and adjusted net debt / adjusted operating profit, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.

[3]

Adjusted net debt and adjusted net debt / adjusted operating profit are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[4]	Adjusted net debt / adjusted operating profit is measured using adjusted operating profit for the last twelve consecutive months.

In addition to the cash and cash equivalents as at June 30, 2016 and December 31, 2015 noted above, we held $1,058 million of marketable securities in publicly-traded companies (December 31, 2015 - $966 million).

Our adjusted net debt decreased by $0.03 billion from December 31, 2015 primarily as a result of a decrease in our outstanding long-term debt, partially offset by seasonally higher use of cash. See “Overview of Financial Position” for more information. Our long-term target ratio for adjusted net debt / adjusted operating profit is a range of 2.0 to 2.5.

Outstanding common shares

	As at June 30	As at December 31
	2016	2015

Common shares outstanding [1]
Class A Voting	112,414,092	112,438,692
Class B Non-Voting	402,332,576	402,307,976

Total common shares	514,746,668	514,746,668

Options to purchase Class B Non-Voting shares
Outstanding options	5,164,435	4,873,940
Outstanding options exercisable	2,372,958	2,457,005

[1]

Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Voting shares may be made on different terms than the offer for the Class B Non-Voting shares.

Rogers Communications Inc.	27	Second Quarter 2016

Commitments and Contractual Obligations

See our 2015 Annual MD&A for a summary of our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and operating lease arrangements. These are also discussed in Notes 16, 21, and 29 of our 2015 Annual Audited Consolidated Financial Statements.

Except where otherwise disclosed in this MD&A, there have been no material changes to our material contractual obligations, as identified in our 2015 Annual MD&A, since December 31, 2015.

Regulatory Developments

Please see our 2015 Annual MD&A for a discussion of the significant regulations that affected our operations as at February 11, 2016. The following is a list of the significant regulatory developments since that date.

Wholesale Internet costing and pricing

On March 31, 2016, the Canadian Radio-television and Telecommunications Commission (CRTC) released its decision on the review of costing inputs and the application process for wholesale high-speed access services (Telecom Decision CRTC 2016-117). The CRTC determined that wholesale telecom rates paid by competitive telecom providers were no longer appropriate, and required all wholesale high-speed access service providers to file new cost studies with proposed rates for final approval. The CRTC further determined that all wholesale Internet rates that were currently approved were to be made interim as of the date of the decision. The CRTC will assess the extent to which, if at all, retroactivity will apply when new cost studies are submitted in support of revised wholesale high-speed access service rates. On June 30, 2016, we filed our new cost studies with the CRTC, which detail our proposed rates.

Television services distribution

On March 1, 2016, the first phase of the CRTC’s small basic $25 per month (excluding equipment) television service mandate came into effect. Effective March 1, 2016, we offer a small basic service consisting of Canadian local channels, national mandatory services, community and provincial legislature channels, and the US 4+1 networks. We also offer smaller, reasonably priced packages of specialty and premium channels. By December 1, 2016, we must offer all specialty and premium channels on an “à la carte” basis as well.

On May 24, 2016, the CRTC released a notice of consultation (Broadcasting Notice of Consultation CRTC 2016-197) stating that a hearing will be held in consideration of the license renewal applications of broadcasting distribution undertakings (BDUs), including Rogers. The proceedings, which will commence on September 7, 2016, will also review the practices of all BDU licensees in regard to the small basic service and flexible packaging requirements described above that came into effect on March 1, 2016.

Differential pricing related to Internet data plans

On May 18, 2016, the CRTC initiated a proceeding (Telecom Notice of Consultation CRTC 2016-192) to examine the policy issues surrounding the use of differential pricing practices by Canadian Internet service providers related to the provision of Internet data plans. This proceeding stems from an application made by several parties concerning the pricing practices used by Videotron when offering its Unlimited Music service to its mobile wireless customers. The CRTC intends to establish a clear and transparent regulatory policy regarding differential pricing practices for Internet data plans. The proceeding includes an oral hearing, to commence on October 31, 2016.

Rogers Communications Inc.	28	Second Quarter 2016

CRTC local and community television decision

On June 15, 2016, the CRTC released its decision regarding local and community television policy (Broadcasting Regulatory Policy CRTC 2016-224). The CRTC created a new model for BDU contributions to Canadian programming set to take effect on September 1, 2017. Annual contributions will remain at 5% of annual gross broadcasting revenues; however, of that amount, in all licensed cable systems, up to 1.5% (rather than the previous 2%) can be used to fund community channel programming. Of this revenue, 0.3% must now go to a newly-created Independent Local News Fund for independently-owned local TV stations, and the remaining funding will continue to go to the Canada Media Fund and independent production funds. This decision will provide the flexibility for BDUs that operate community channels in large markets (Montreal, Toronto, Edmonton, Calgary, and Vancouver) to now direct their community channel revenues from those markets to fund either community channel programming in smaller markets, or to fund local news on TV stations (such as City, in the case of Rogers), should they wish to do so.

Updates to Risks and Uncertainties

Please see our 2015 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at February 11, 2016, which should be reviewed in conjunction with this interim quarterly MD&A. The following litigation may contribute to those risks and uncertainties.

System access fee - Saskatchewan

In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an “opt-out” class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

In 2013, the plaintiffs applied for an order to be allowed to proceed with the second system access fee class action. However, the court denied this application and the second action remains conditionally stayed.

At the time the Saskatchewan class action was commenced in 2004, corresponding claims were filed in multiple jurisdictions across Canada, although the plaintiffs took no active steps. In 2014, the Nova Scotia Supreme Court declined to stay or dismiss the corresponding claim brought by the plaintiffs in Nova Scotia as an abuse of process. In April 2015, the Nova Scotia Court of Appeal permanently stayed the Nova Scotia claim. The plaintiffs are seeking leave to appeal to the Supreme Court of Canada. The Manitoba Court of Queen’s Bench unconditionally stayed the corresponding claim brought in Manitoba as an abuse of process. An appeal by the plaintiff from this decision was dismissed by the Manitoba Court of Appeal. The British Columbia Court of Appeal has issued a similar decision. In 2015, the Court of Queen’s Bench of Alberta declined to dismiss the corresponding claim in Alberta. In October 2015, the Alberta Court of Appeal granted our appeal and dismissed the claim in Alberta. The plaintiffs are seeking leave to appeal to the Supreme Court of Canada from the decisions of the Nova Scotia, Manitoba, and Alberta Courts of Appeal. We have not recognized a liability for this contingency.

Rogers Communications Inc.	29	Second Quarter 2016

System access fee - British Columbia

In December 2011, a class action was launched in British Columbia against providers of wireless communications in Canada in response to the system access fee wireless carriers charge to some of their customers. The class action related to allegations of misrepresentations contrary to the Business Practices and Consumer Protection Act (British Columbia), among other things. The plaintiffs sought unspecified damages and restitution. In June 2014, the court denied the plaintiffs’ certification application, concluding that there is nothing in the term “system access fee” to suggest it is a fee to be remitted to the government. An appeal by the plaintiffs was dismissed by the British Columbia Court of Appeal in 2015, finding that the conclusion of the trial judge was unassailable. The plaintiffs sought leave to appeal to the Supreme Court of Canada but the Supreme Court of Canada dismissed the leave application. We have not recognized a liability for this contingency.

911 fee

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Cellular devices

In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenue the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recognized a liability for this contingency.

Outcome of proceedings

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

Critical Accounting Policies and Estimates

Please see our 2015 Annual MD&A and our 2015 Annual Audited Consolidated Financial Statements and Notes for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

New accounting pronouncements adopted in 2016

We adopted the following new accounting standards and amendments; they are effective for our interim and annual consolidated financial statements commencing January 1, 2016. These changes did not have a material impact on our financial results.

●	Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets
●	Amendments to IFRS 11, Joint Arrangements

Rogers Communications Inc.	30	Second Quarter 2016

Recent accounting pronouncements not yet adopted

We are required to adopt the following new or revised accounting standards on or after January 1, 2016, at the earliest. We are assessing the impact of adopting these new or revised standards on our forthcoming interim and annual consolidated financial statements.

●	IFRS 9, Financial Instruments (effective January 1, 2018)
●	IFRS 15, Revenue from Contracts with Customers (effective January 1, 2018)
●	IFRS 16, Leases (effective January 1, 2019)

We have not yet adopted certain additional accounting standards, interpretations, and amendments that were previously issued but are not yet effective. See our 2015 Annual Audited Consolidated Financial Statements and Notes for details.

Transactions with related parties

We have entered into business transactions with companies whose partners or senior officers are Directors of RCI. These Directors are:

●	the non-executive chairman of a law firm that provides a portion of our legal services;
●	the chairman of a company that provides printing services to the Company; and
●	the chairman and chief executive officer of a firm to which the Company pays commissions for insurance coverage (ceased as a related party effective April 2015).

We recognize these transactions at the amounts agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services are unsecured, interest-free, and due for payment in cash within one month of the date of the transaction. The related party activity for the business transactions described above is summarized as follows:

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2016	2015	2016	2015

Printing, legal services, and commission paid on premiums for insurance coverage	6	7	11	17

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for the three and six months ended June 30, 2016 and 2015.

Controls and procedures

There have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Seasonality

Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reporting segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses. For specific discussions of the seasonal trends affecting our reporting segments, refer to our 2015 Annual MD&A.

Rogers Communications Inc.	31	Second Quarter 2016

Financial Guidance

There are no changes at this time to the consolidated guidance ranges for revenue, adjusted operating profit, free cash flow, or additions to property, plant and equipment, which were provided on January 27, 2016. See “About Forward-Looking Information” in this MD&A and in our 2015 Annual MD&A. Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. They are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2015 Annual MD&A and this MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered an alternative to net income or any other measure of performance under IFRS. They include:

●	Subscriber counts;
●	Subscriber churn;
●	Postpaid average revenue per account (ARPA);
●	Blended average revenue per user (ARPU); and
●	Capital intensity.

Rogers Communications Inc.	32	Second Quarter 2016

Non-GAAP Measures

We use the following non-GAAP measures. These are reviewed regularly by management and our Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted operating profit Adjusted operating profit margin	●	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.	Adjusted operating profit: Net income add (deduct) income taxes, other expense (income), finance	Net income
	●	We believe that certain investors and analysts use adjusted operating profit to measure our ability to service debt and to meet other payment obligations.	costs, restructuring, acquisition and other, depreciation and amortization, stock-based compensation, and impairment of assets.
	●	We also use it as one component in determining short-term incentive compensation for all management employees.	Adjusted operating profit margin: Adjusted operating profit divided by Revenue (service revenue for Wireless).
Adjusted net income Adjusted basic and diluted earnings per share	●

To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income:

Net income

add (deduct)

stock-based compensation, restructuring, acquisition and other, impairment of assets, (gain) on sale of investments, (gain) on acquisitions, loss on non-controlling interest purchase obligations, loss on repayment of long-term debt, and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:

Adjusted net income

divided by

basic and diluted weighted average shares outstanding.

Net income Basic and diluted earnings per share
Free cash flow	●	To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.	Adjusted operating profit deduct additions to property, plant and equipment, interest on borrowings net of capitalized interest, and cash income taxes.	Cash provided by operating activities
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	To conduct valuation-related analysis and make decisions about capital structure.	Total long-term debt add (deduct)	Long-term debt
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

current portion of long-term debt, deferred transaction costs and discounts, net debt derivative (assets) liabilities, credit risk adjustment related to net debt derivatives, bank advances (cash and cash equivalents), and short-term borrowings.

Adjusted net debt / adjusted operating profit	●	To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above) divided by 12-month trailing adjusted operating profit (defined above).	Long-term debt divided by net income
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Rogers Communications Inc.	33	Second Quarter 2016

Reconciliation of adjusted operating profit

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2016	2015	2016	2015

Net income	394	363	642	618
Add (deduct):
Income taxes	141	148	202	230
Other expense (income)	9	26	(25)	23
Finance costs	189	182	385	392
Restructuring, acquisition and other	27	42	71	51
Depreciation and amortization	572	562	1,146	1,121
Stock-based compensation	15	14	27	26

Adjusted operating profit	1,347	1,337	2,448	2,461
Reconciliation of adjusted operating profit margin
	Three months ended June 30		Six months ended June 30
(In millions of dollars, except percentages)	2016	2015	2016	2015

Adjusted operating profit margin:
Adjusted operating profit	1,347	1,337	2,448	2,461
Divided by: total revenue	3,455	3,403	6,700	6,578

Adjusted operating profit margin	39.0%	39.3%	36.5%	37.4%
Reconciliation of adjusted net income
	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2016	2015	2016	2015

Net income	394	363	642	618
Add (deduct):
Stock-based compensation	15	14	27	26
Restructuring, acquisition and other	27	42	71	51
Loss on repayment of long-term debt	-	-	-	7
Gain on sale of investment	-	-	(39)	-
Income tax impact of above items	(9)	(13)	(14)	(21)
Income tax adjustment, legislative tax change	-	6	3	6

Adjusted net income	427	412	690	687
Reconciliation of adjusted earnings per share
(In millions of dollars, except per share amounts;	Three months ended June 30		Six months ended June 30
number of shares outstanding in millions)	2016	2015	2016	2015

Adjusted basic earnings per share:
Adjusted net income	427	412	690	687
Divided by: Weighted average number of shares outstanding	515	515	515	515

Adjusted basic earnings per share	$ 0.83	$ 0.80	$ 1.34	$ 1.33

Adjusted diluted earnings per share:
Adjusted net income	427	412	690	687
Divided by: Diluted weighted average number of shares outstanding	517	516	517	517

Adjusted diluted earnings per share	$ 0.83	$ 0.80	$ 1.33	$ 1.33

Rogers Communications Inc.	34	Second Quarter 2016

Reconciliation of free cash flow

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2016	2015	2016	2015

Cash provided by operating activities	1,121	1,114	1,719	1,341
Add (deduct):
Additions to property, plant and equipment	(647)	(621)	(1,199)	(1,096)
Interest on borrowings, net of capitalized interest	(187)	(179)	(379)	(367)
Restructuring, acquisition and other	27	42	71	51
Interest paid	154	141	392	404
Change in non-cash working capital	(35)	44	85	394
Other adjustments	62	(65)	26	15

Free cash flow	495	476	715	742

Reconciliation of adjusted net debt and adjusted net debt / adjusted operating profit

	As at June 30	As at December 31
(In millions of dollars)	2016	2015

Current portion of long-term debt	750	1,000
Long-term debt	15,239	15,870
Deferred transaction costs and discounts	106	111
	16,095	16,981
Add (deduct):
Net debt derivative assets	(1,651)	(2,028)
Credit risk adjustment related to net debt derivative assets	(73)	(152)
Short-term borrowings	1,050	800
Bank advances (cash and cash equivalents)	143	(11)

Adjusted net debt	15,564	15,590

	As at June 30	As at December 31
(In millions of dollars, except ratios)	2016	2015

Adjusted net debt / adjusted operating profit
Adjusted net debt	15,564	15,590
Divided by: trailing 12-month adjusted operating profit	5,019	5,032

Adjusted net debt / adjusted operating profit	3.1	3.1

Rogers Communications Inc.	35	Second Quarter 2016

Other Information

Consolidated financial results - quarterly summary

The table below shows our consolidated results for the past eight quarters.

	2016		2015				2014
(In millions of dollars, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenue
Wireless	1,931	1,890	1,981	1,973	1,903	1,794	1,898	1,880
Cable	870	856	855	871	869	870	871	864
Business Solutions	97	96	95	94	94	94	97	96
Media	615	448	560	473	582	464	544	440
Corporate items and intercompany eliminations	(58)	(45)	(39)	(27)	(45)	(47)	(44)	(28)
Total revenue	3,455	3,245	3,452	3,384	3,403	3,175	3,366	3,252

Adjusted operating profit (loss)
Wireless	846	763	754	879	841	765	725	888
Cable	415	393	426	416	414	402	424	409
Business Solutions	31	31	30	31	27	28	34	32
Media	90	(49)	56	58	90	(32)	78	23
Corporate items and intercompany eliminations	(35)	(37)	(40)	(39)	(35)	(39)	(28)	(40)
Adjusted operating profit [1]	1,347	1,101	1,226	1,345	1,337	1,124	1,233	1,312
Deduct (add):
Stock-based compensation	15	12	16	13	14	12	12	9
Depreciation and amortization	572	574	580	576	562	559	560	533
Restructuring, acquisition and other	27	44	23	37	42	9	43	91
Finance costs	189	196	192	190	182	210	202	202
Other expense (income)	9	(34)	4	(59)	26	(3)	(10)	12
Net income before income taxes	535	309	411	588	511	337	426	465
Income taxes	141	61	112	124	148	82	129	133
Net income	394	248	299	464	363	255	297	332

Earnings per share:
Basic	$0.77	$ 0.48	$ 0.58	$ 0.90	$ 0.70	$ 0.50	$ 0.58	$ 0.64
Diluted	$0.76	$ 0.48	$ 0.58	$ 0.90	$ 0.70	$ 0.48	$ 0.57	$ 0.64

Net income	394	248	299	464	363	255	297	332
Add (deduct):
Stock-based compensation	15	12	16	13	14	12	12	9
Restructuring, acquisition and other	27	44	23	37	42	9	43	91
Gain on acquisition of Mobilicity	-	-	-	(102)	-	-	-	-
Loss on non-controlling interest purchase obligation	-	-	-	72	-	-	-	-
Loss on repayment of long-term debt	-	-	-	-	-	7	-	-
Gain on sale of investment	-	(39)	-	-	-	-	-	-
Income tax impact of above items	(9)	(5)	(7)	(12)	(13)	(8)	(11)	(27)
Income tax adjustment, legislative tax change	-	3	-	-	6	-	14	-
Adjusted net income [1]	427	263	331	472	412	275	355	405

Adjusted earnings per share [1]:
Basic	$0.83	$ 0.51	$ 0.64	$ 0.92	$ 0.80	$ 0.53	$ 0.69	$ 0.79
Diluted	$0.83	$ 0.51	$ 0.64	$ 0.91	$ 0.80	$ 0.53	$ 0.69	$ 0.78

Additions to property, plant and equipment	647	552	773	571	621	475	664	638
Free cash flow [1]	495	220	274	660	476	266	275	370
Cash provided by operating activities	1,121	598	950	1,456	1,114	227	1,031	1,057

[1]

Adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Rogers Communications Inc.	36	Second Quarter 2016

Summary of financial information of long-term debt guarantor

Our outstanding public debt, $3.6 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Three months ended June 30 (unaudited)	RCI [1,2]		RCCI [1,2,3,4]		Non-guarantor subsidiaries [1,2,4]		Consolidating adjustments [1,2]		Total
(In millions of dollars)	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

Selected Statements of Income data measure:
Revenue	2	6	2,897	2,863	620	588	(64)	(54)	3,455	3,403
Net Income (loss)	394	363	337	381	273	216	(610)	(597)	394	363

Six months ended June 30 (unaudited)	RCI [1,2]		RCCI [1,2,3,4]		Non-guarantor subsidiaries [1,2,4]		Consolidating adjustments [1,2]		Total
(In millions of dollars)	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

Selected Statements of Income data measure:
Revenue	7	12	5,740	5,618	1,072	1,058	(119)	(110)	6,700	6,578
Net Income (loss)	642	618	451	708	498	479	(949)	(1,187)	642	618

As at period end	RCI [1,2]		RCCI [1,2,3,4]		Non-guarantor subsidiaries [1,2,4]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	Jun. 30 2016	Dec. 31 2015	Jun. 30 2016	Dec. 31 2015	Jun. 30 2016	Dec. 31 2015	Jun. 30 2016	Dec. 31 2015	Jun. 30 2016	Dec. 31 2015

Selected Statements of Financial Position data measure:
Current assets	23,518	23,891	19,574	19,322	8,421	8,331	(48,998)	(48,922)	2,515	2,622
Non-current assets	28,148	27,270	39,055	36,862	5,847	8,236	(46,718)	(45,815)	26,332	26,553
Current liabilities	25,055	24,024	26,122	25,951	4,717	5,609	(50,645)	(50,567)	5,249	5,017
Non-current liabilities	17,188	17,928	1,750	1,655	86	259	(1,351)	(1,429)	17,673	18,413

[1]	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
[2]

Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

[3]

On January 1, 2016, Fido Solutions Inc., a subsidiary of RCI, transferred its partnership interest in RCP to Rogers Cable and Data Centres Inc. (RCDCI), a subsidiary of RCI, leaving RCDCI as the sole partner of RCP, thereby causing RCP to cease to exist (the dissolution). RCDCI became the owner of all the assets and assumed all the liabilities previously held by RCP. Subsequent to the reorganization, RCDCI changed its name to Rogers Communications Canada Inc. (RCCI).

[4]

The financial information for RCCI and our non-guarantor subsidiaries for December 31, 2015 and the three months and six months ended June 30, 2015 is presented on a pro-forma basis as if the dissolution of RCP had occurred on January 1, 2015.

Rogers Communications Inc.	37	Second Quarter 2016

About Forward-Looking Information

This MD&A includes “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information

●

typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, and similar expressions, although not all forward-looking information includes them;

●

includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

●	was approved by our management on the date of this MD&A.

Our forward-looking information includes forecasts and projections related to the following items, among others:

●	revenue;	●	expected growth in subscribers and the services
●	adjusted operating profit;		to which they subscribe;
●	additions to property, plant and equipment;	●	the cost of acquiring subscribers and deployment of new services;
●	cash income tax payments;
●	free cash flow;	●	continued cost reductions and efficiency improvements; and
●	dividend payments;
●	the growth of new products and services;	●	all other statements that are not historical facts.

We base our conclusions, forecasts, and projections on the following factors, among others:

●	general economic and industry growth rates;	●	technology deployment;
●	currency exchange rates and interest rates;	●	availability of devices;
●	product pricing levels and competitive intensity;	●	timing of new product launches;
●	subscriber growth;	●	content and equipment costs;
●	pricing, usage, and churn rates;	●	the integration of acquisitions; and
●	changes in government regulation;	●	industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties

Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including but not limited to:

●	regulatory changes;	●	the integration of acquisitions;
●	technological changes;	●	litigation and tax matters;
●	economic conditions;	●	the level of competitive intensity;
●	unanticipated changes in content or equipment costs;	●	the emergence of new opportunities; and
●	changing conditions in the entertainment, information, and communications industries;	●	new interpretations and new accounting standards from accounting standards bodies.

Rogers Communications Inc.	38	Second Quarter 2016

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making an investment decision

Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections of this MD&A entitled “Updates to Risks and Uncertainties” and “Regulatory Developments” and fully review the sections in our 2015 Annual MD&A entitled “Regulation in Our Industry” and “Governance and Risk Management”, as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively.

# # #

Rogers Communications Inc.	39	Second Quarter 2016

Rogers Communications Inc.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Three and six months ended June 30, 2016 and 2015

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Income

(In millions of Canadian dollars, except per share amounts, unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2016	2015	2016	2015

Revenue		3,455	3,403	6,700	6,578

Operating expenses:
Operating costs	4	2,123	2,080	4,279	4,143
Depreciation and amortization		572	562	1,146	1,121
Restructuring, acquisition and other	5	27	42	71	51
Finance costs	6	189	182	385	392
Other expense (income)	7	9	26	(25)	23

Income before income taxes		535	511	844	848
Income taxes		141	148	202	230

Net income for the period		394	363	642	618

Earnings per share:
Basic	8	$ 0.77	$0.70	$ 1.25	$1.20
Diluted	8	$ 0.76	$0.70	$ 1.24	$1.19

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	1	Second Quarter 2016

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Comprehensive Income

(In millions of Canadian dollars, unaudited)

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015

Net income for the period	394	363	642	618

Other comprehensive income (loss):

Items that may subsequently be reclassified to income:

Change in fair value of available-for-sale investments:
(Decrease) increase in fair value	(22)	63	101	(11)
Reclassification to net income for gain on sale of investment	-	-	(39)	-
Related income tax recovery (expense)	3	(8)	(8)	2

Change in fair value of available-for-sale investments	(19)	55	54	(9)

Cash flow hedging derivative instruments:
Unrealized gain (loss) in fair value of derivative instruments	90	(236)	(561)	505
Reclassification to net income of loss (gain) on debt derivatives	42	91	572	(559)
Reclassification to net income for loss on repayment of long-term debt	-	-	-	7
Reclassification to net income or property, plant and equipment of gain on expenditure derivatives	(14)	(23)	(42)	(56)
Reclassification to net income for accrued interest	(15)	(11)	(36)	(24)
Related income tax (expense) recovery	(8)	38	65	(6)

Cash flow hedging derivative instruments	95	(141)	(2)	(133)

Share of other comprehensive (loss) income of equity-accounted investments, net of tax	(3)	(3)	(20)	5

Other comprehensive income (loss) for the period	73	(89)	32	(137)

Comprehensive income for the period	467	274	674	481

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	2	Second Quarter 2016

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Financial Position

(In millions of Canadian dollars, unaudited)

		As at June 30	As at December 31
	Note	2016	2015

Assets

Current assets:
Cash and cash equivalents		-	11
Accounts receivable		1,811	1,792
Inventories		239	318
Other current assets		373	303
Current portion of derivative instruments	9	92	198
Total current assets		2,515	2,622

Property, plant and equipment		11,097	10,997
Intangible assets		7,173	7,243
Investments	10	2,346	2,271
Derivative instruments	9	1,681	1,992
Other long-term assets		136	150
Deferred tax assets		8	9
Goodwill		3,891	3,891

Total assets		28,847	29,175

Liabilities and shareholders’ equity

Current liabilities:
Bank advances		143	-
Short-term borrowings	11	1,050	800
Accounts payable and accrued liabilities		2,584	2,708
Income tax payable		234	96
Current portion of provisions		27	10
Unearned revenue		371	388
Current portion of long-term debt	12	750	1,000
Current portion of derivative instruments	9	90	15
Total current liabilities		5,249	5,017

Provisions		30	50
Long-term debt	12	15,239	15,870
Derivative instruments	9	226	95
Other long-term liabilities		383	455
Deferred tax liabilities		1,795	1,943
Total liabilities		22,922	23,430

Shareholders’ equity	13	5,925	5,745

Total liabilities and shareholders’ equity		28,847	29,175

Subsequent events	11
Contingent liabilities	16

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	3	Second Quarter 2016

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(In millions of Canadian dollars, except number of shares, unaudited)

	Class A		Class B
	Voting shares		Non-voting shares
Six months ended June 30, 2016	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	Available- for-sale financial assets reserve	Hedging reserve	Equity investment hedging reserve	Total shareholders’ equity
Balances, January 1, 2016	72	112,439	402	402,308	4,583	598	57	33	5,745
Net income for the period	-	-	-	-	642	-	-	-	642

Other comprehensive income (loss):
Available-for-sale investments, net of tax	-	-	-	-	-	54	-	-	54
Derivative instruments accounted for as hedges, net of tax	-	-	-	-	-	-	(2)	-	(2)
Share of equity-accounted investments, net of tax	-	-	-	-	-	-	-	(20)	(20)
Total other comprehensive income (loss)	-	-	-	-	-	54	(2)	(20)	32
Comprehensive income for the period	-	-	-	-	642	54	(2)	(20)	674

Transactions with shareholders recorded directly in equity:
Dividends declared	-	-	-	-	(494)	-	-	-	(494)
Share class exchange	-	(25)	-	25	-	-	-	-	-
Total transactions with shareholders	-	(25)	-	25	(494)	-	-	-	(494)

Balances, June 30, 2016	72	112,414	402	402,333	4,731	652	55	13	5,925

	Class A		Class B
	Voting shares		Non-voting shares
Six months ended June 30, 2015	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	Available- for-sale financial assets reserve	Hedging reserve	Equity investment hedging reserve	Total shareholders’ equity
Balances, January 1, 2015	72	112,448	402	402,298	4,172	721	104	10	5,481
Net income for the period	-	-	-	-	618	-	-	-	618

Other comprehensive (loss) income:
Available-for-sale investments, net of tax	-	-	-	-	-	(9)	-	-	(9)
Derivative instruments accounted for as hedges, net of tax		-	-	-	-	-	(133)	-	(133)
Share of equity-accounted investments, net of tax	-	-	-	-	-	-	-	5	5
Total other comprehensive (loss) income	-	-	-	-	-	(9)	(133)	5	(137)
Comprehensive income for the period	-	-	-	-	618	(9)	(133)	5	481

Transactions with shareholders recorded directly in equity:
Dividends declared	-	-	-	-	(494)	-	-	-	(494)
Share class exchange	-	(5)	-	5	-	-	-	-	-
Total transactions with shareholders	-	(5)	-	5	(494)	-	-	-	(494)

Balances, June 30, 2015	72	112,443	402	402,303	4,296	712	(29)	15	5,468

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	4	Second Quarter 2016

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Cash Flows

(In millions of Canadian dollars, unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2016	2015	2016	2015

Operating activities:
Net income for the period		394	363	642	618
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		572	562	1,146	1,121
Program rights amortization		18	21	39	43
Finance costs	6	189	182	385	392
Income taxes		141	148	202	230
Stock-based compensation	14	15	14	27	26
Post-employment benefits contributions, net of expense		(71)	24	(61)	(71)
Gain on sale of investment		-	-	(39)	-
Other		-	46	10	36
Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid		1,258	1,360	2,351	2,395
Change in non-cash operating working capital items	17	35	(44)	(85)	(394)
Cash provided by operating activities before income taxes paid and interest paid		1,293	1,316	2,266	2,001
Income taxes paid		(18)	(61)	(155)	(256)
Interest paid		(154)	(141)	(392)	(404)

Cash provided by operating activities		1,121	1,114	1,719	1,341

Investing activities:
Additions to property, plant and equipment		(647)	(621)	(1,199)	(1,096)
Additions to program rights		(14)	(6)	(24)	(18)
Changes in non-cash working capital related to property, plant and equipment and intangible assets		32	(46)	(105)	(138)
Acquisitions and other strategic transactions, net of cash acquired		-	(601)	-	(601)
Other		47	(22)	7	(34)

Cash used in investing activities		(582)	(1,296)	(1,321)	(1,887)

Financing activities:
Proceeds received on short-term borrowings	11	45	38	295	246
Repayment of short-term borrowings	11	-	(56)	(45)	(71)
Issuance of long-term debt	12	1,364	1,792	2,052	3,450
Repayment of long-term debt	12	(1,749)	(1,310)	(2,318)	(2,919)
Proceeds on settlement of debt derivatives and forward contracts	9	3,302	-	3,757	1,059
Payments on settlement of debt derivatives and forward contracts	9	(3,325)	-	(3,799)	(905)
Dividends paid		(247)	(248)	(494)	(483)

Cash (used in) provided by financing activities		(610)	216	(552)	377

Change in cash and cash equivalents		(71)	34	(154)	(169)
(Bank advances) cash and cash equivalents, beginning of period		(72)	(27)	11	176

(Bank advances) cash and cash equivalents, end of period		(143)	7	(143)	7

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	5	Second Quarter 2016

Rogers Communications Inc.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI’s shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. In addition to the business segments discussed above, RCI also holds interests in various investments and ventures.

We report our results of operations in four segments. Each segment and the nature of its business are as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television, and telephony (phone) services for Canadian consumers and businesses.
Business Solutions

Network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for small, medium, and large Canadian businesses, governments, and on a wholesale basis to other telecommunications providers.

Media	A diversified portfolio of media properties, including television and radio broadcasting, specialty channels, multi-platform shopping, publishing, sports media and entertainment, and digital media.

During the six months ended June 30, 2016, Wireless, Cable, and Business Solutions were operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (RCCI) (2015 - Rogers Communications Partnership (RCP)), and certain other wholly-owned subsidiaries. Media was operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

Statement of Compliance

We prepared our interim condensed consolidated financial statements for the three and six months ended June 30, 2016 (second quarter 2016 interim financial statements) in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) following the same accounting policies and methods of application as those disclosed in the annual audited consolidated financial statements for the year ended December 31, 2015 (2015 financial statements) with the exception of those new accounting policies that were adopted on January 1, 2016 as described in note 2. These second quarter 2016 interim financial statements were approved by the Audit and Risk Committee of our Board of Directors on July 20, 2016.

Rogers Communications Inc.	6	Second Quarter 2016

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The notes presented in these second quarter 2016 interim financial statements include only significant transactions and changes occurring for the six months since our year-end of December 31, 2015 and do not include all disclosures required by International Financial Reporting Standards (IFRS) for annual financial statements. These second quarter 2016 interim financial statements should be read in conjunction with the 2015 financial statements.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and thus, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results. All dollar amounts are in Canadian dollars unless otherwise stated.

New Accounting Pronouncements Adopted in 2016

We adopted the following new accounting standards and amendments; they are effective for our interim and annual consolidated financial statements commencing January 1, 2016. These changes did not have a material impact on our financial results.

●	Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets
●	Amendments to IFRS 11, Joint Arrangements

Recent Accounting Pronouncements Not Yet Adopted

The IASB has issued new standards and amendments to existing standards. These changes are not yet adopted by us and will have an impact on future periods. These changes are described in our 2015 financial statements.

●	IFRS 9, Financial Instruments (effective January 1, 2018)
●	IFRS 15, Revenue from Contracts with Customers (effective January 1, 2018)
●	IFRS 16, Leases (effective January 1, 2019)

We are assessing the impact of these standards on our consolidated financial statements.

NOTE 3: SEGMENTED INFORMATION

Our reportable segments are Wireless, Cable, Business Solutions, and Media. All four segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenues and costs. We follow the same accounting policies for our segments as those described in note 2. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. We account for transactions between reportable segments in the same way we account for transactions with external parties and eliminate them on consolidation.

The Chief Executive Officer and Chief Financial Officer of RCI are our chief operating decision makers and regularly review our operations and performance by segment. They review adjusted operating profit as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources. Adjusted operating profit is defined as income before stock-based compensation, depreciation and amortization, restructuring, acquisition and other, finance costs, other (income) expense, and income taxes.

Rogers Communications Inc.	7	Second Quarter 2016

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Information by Segment

Three months ended June 30, 2016 (In millions of dollars)	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals

Revenue		1,931	870	97	615	(58)	3,455

Operating costs [1]		1,085	455	66	525	(23)	2,108

Adjusted operating profit		846	415	31	90	(35)	1,347

Stock-based compensation [1]	14						15
Depreciation and amortization							572
Restructuring, acquisition and other	5						27
Finance costs	6						189
Other expense	7						9

Income before income taxes							535

1 Included in Operating costs on the interim condensed consolidated financial statements.

Three months ended June 30, 2015 (In millions of dollars)	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals

Revenue		1,903	869	94	582	(45)	3,403

Operating costs [1]		1,062	455	67	492	(10)	2,066

Adjusted operating profit		841	414	27	90	(35)	1,337

Stock-based compensation [1]	14						14
Depreciation and amortization							562
Restructuring, acquisition and other	5						42
Finance costs	6						182
Other expense	7						26

Income before income taxes							511

1 Included in Operating costs on the interim condensed consolidated financial statements.

Six months ended June 30, 2016 (In millions of dollars)	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals

Revenue		3,821	1,726	193	1,063	(103)	6,700

Operating costs [1]		2,212	918	131	1,022	(31)	4,252

Adjusted operating profit		1,609	808	62	41	(72)	2,448

Stock-based compensation [1]	14						27
Depreciation and amortization							1,146
Restructuring, acquisition and other	5						71
Finance costs	6						385
Other income	7						(25)

Income before income taxes							844

1 Included in Operating costs on the interim condensed consolidated financial statements.

Rogers Communications Inc.	8	Second Quarter 2016

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Six months ended June 30, 2015 (In millions of dollars)	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals

Revenue		3,697	1,739	188	1,046	(92)	6,578

Operating costs [1]		2,091	923	133	988	(18)	4,117

Adjusted operating profit		1,606	816	55	58	(74)	2,461

Stock-based compensation [1]	14						26
Depreciation and amortization							1,121
Restructuring, acquisition and other	5						51
Finance costs	6						392
Other expense	7						23

Income before income taxes							848

1 Included in Operating costs on the interim condensed consolidated financial statements.

NOTE 4: OPERATING COSTS

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2016	2015	2016	2015

Cost of equipment sales and direct channel subsidies	435	424	896	818
Merchandise for resale	49	46	98	93
Other external purchases	1,090	1,079	2,260	2,237
Employee salaries and benefits and stock-based compensation	549	531	1,025	995

Total operating costs	2,123	2,080	4,279	4,143

NOTE 5: RESTRUCTURING, ACQUISITION AND OTHER

During the three and six months ended June 30, 2016, we incurred $27 million and $71 million (2015 - $42 million and $51 million), respectively, in restructuring, acquisition and other expenses. These expenses in 2016 primarily consisted of severance costs associated with the targeted restructuring of our employee base. In 2015, these expenses were incurred primarily as a result of a reorganization of our OMNI television stations.

NOTE 6: FINANCE COSTS

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2016	2015	2016	2015

Interest on borrowings	192	186	388	382
Interest on post-employment benefits liability	3	2	5	5
Loss on repayment of long-term debt	-	-	-	7
(Gain) loss on foreign exchange	(22)	(1)	(47)	6
Change in fair value of derivative instruments	18	-	42	2
Capitalized interest	(5)	(7)	(9)	(15)
Other	3	2	6	5

Total finance costs	189	182	385	392

NOTE 7: OTHER EXPENSE (INCOME)

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2016	2015	2016	2015

Losses from associates and joint ventures	13	30	27	32
Gain on sale of investment	-	-	(39)	-
Other investment income	(4)	(4)	(13)	(9)

Total other expense (income)	9	26	(25)	23

Rogers Communications Inc.	9	Second Quarter 2016

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 8: EARNINGS PER SHARE

	Three months ended June 30		Six months ended June 30
(In millions of dollars, except per share amounts)	2016	2015	2016	2015

Numerator (basic) - Net income for the period	394	363	642	618

Denominator - Number of shares (in millions):
Weighted average number of shares outstanding - basic	515	515	515	515
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	2	1	2	2

Weighted average number of shares outstanding - diluted	517	516	517	517

Earnings per share
Basic	$ 0.77	$ 0.70	$ 1.25	$ 1.20
Diluted	$ 0.76	$ 0.70	$ 1.24	$ 1.19

For the six months ended June 30, 2015, the accounting for stock-based compensation using the equity-settled method was determined to be more dilutive than using the cash-settled method. As a result, net income for the six months ended June 30, 2015 was reduced $3 million in the diluted earnings per share calculation to account for these awards as if they were equity-settled. There was no effect on the diluted earnings per share calculation for the three and six months ended June 30, 2016 and for the three months ended June 30, 2015.

A total of nil and 1,040,320 options were out of the money for the three and six months ended June 30, 2016 (2015 - 3,008,802 and 2,343,282), respectively. These options were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

NOTE 9: FINANCIAL INSTRUMENTS

Derivative Instruments

We use derivative instruments to manage financial risks related to our business activities. These include debt derivatives, bond forwards, expenditure derivatives, and equity derivatives. We only use derivatives to manage risk and not for speculative purposes.

All of our currently outstanding debt derivatives related to our senior notes, bond forwards, and expenditure derivatives have been designated as hedges for accounting purposes.

Debt derivatives

We use cross-currency interest exchange agreements (debt derivatives) to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated debt instruments and credit facility borrowings. We designate the debt derivatives related to our senior notes as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. We do not designate the debt derivatives related to our credit facility borrowings as hedges for accounting purposes.

During the three and six months ended June 30, 2016, we entered into debt derivatives related to our credit facility borrowings with a notional value of US$3,073 million and US$3,797 million ($3,974 million and $4,950 million), respectively. We did not enter into any debt derivatives related to our credit facility borrowings during the three and six months ended June 30, 2015. During the three and six months ended June 30, 2016, we settled debt derivatives related to our credit facility borrowings with a notional value of US$2,567 million and US$2,909 million ($3,325 million and $3,799 million), respectively, for net cash payments of $23 million and $42 million, respectively. As at June 30, 2016, we had US$888 million in debt derivatives relating to our credit facility borrowings.

As at June 30, 2016, we had US$6.2 billion (December 31, 2015 - US$6.2 billion) in US dollar-denominated senior notes and debentures, of which all of the associated foreign exchange risk had been hedged using debt derivatives. We did not enter into any debt derivatives related to senior notes during the three and six months ended June 30, 2016 or 2015.

Rogers Communications Inc.	10	Second Quarter 2016

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Bond forwards

We use bond forward derivatives (bond forwards) to hedge interest rate risk on the senior notes we expect to issue in the future. We did not enter into any new bond forwards or settle any existing bond forwards during the six months ended June 30, 2016 or 2015. As at June 30, 2016, we had $1.4 billion (December 31, 2015 - $1.4 billion) notional amount of bond forwards outstanding, all of which were designated as hedges for accounting purposes.

Expenditure derivatives

We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecasted operational and capital expenditures.

During the three and six months ended June 30, 2016, we entered into US dollar-denominated foreign currency forward contracts to fix the exchange rate on US$270 million and US$690 million (2015 - US$330 million and US$330 million), respectively, of Rogers’ US dollar-denominated gross forecasted expenditures for 2017 and 2018. These anticipated expenditures are hedged at an average rate of $1.27/US$ and $1.34/US$ (2015 - $1.22/US$ and $1.22/US$), respectively, fixing the cost in Canadian dollars for these expenditures over the terms of the contracts to $342 million and $926 million (2015 - $403 million and $403 million), respectively.

During the three and six months ended June 30, 2016, we settled US$210 million and US$420 million (2015 - US$180 million and US$360 million), respectively, of expenditure derivatives for US$256 million and US$513 million (2015 - $198 million and $397 million), respectively.

As at June 30, 2016, we had US$1,410 million of expenditure derivatives outstanding (December 31, 2015 - US$1,140 million) with terms to maturity ranging from July 2016 to December 2018 (December 31, 2015 - January 2016 to December 2017), at an average rate of $1.30/US$ (December 31, 2015 - $1.24/US$).

Equity derivatives

We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the RCI Class B shares granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at June 30, 2016, we had equity derivatives for 5.7 million (December 31, 2015 - 5.7 million) RCI Class B shares with a weighted average price of $50.37 (December 31, 2015 - $50.37).

In April 2016, we executed extension agreements for each of our equity derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2017 (from April 2016).

During the three and six months ended June 30, 2016, we recognized a recovery of stock-based compensation expense of $4 million and $30 million (2015 - recovery of $13 million and expense of $1 million), respectively, related to the change in fair value of our equity derivative contracts net of interest receipts (see note 14).

Fair Values of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments.

We determine the fair value of each of our publicly traded investments using quoted market values. We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third party sale negotiations, or using market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

Rogers Communications Inc.	11	Second Quarter 2016

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

The fair values of each of our public debt instruments are based on the period-end estimated market yields. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For those debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair value of each of our bond forwards is determined by discounting to the measurement date the cash flows that result from multiplying the bond forward’s notional amount by the difference between the period-end market forward yields and the forward yield in each bond forward.

The fair values of our equity derivatives are based on the quoted market value of RCI’s Class B Non-Voting shares.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:

●	financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;
●	financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices; and
●	Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at June 30, 2016 and 2015 and there were no transfers between Level 1, Level 2, or Level 3 during the respective periods.

The financial instruments carried at fair value by valuation method as at June 30, 2016 and December 31, 2015 are as follows:

	Carrying value		Fair value (Level 1)		Fair value (Level 2)
	As at June 30	As at Dec. 31	As at June 30	As at Dec. 31	As at June 30	As at Dec. 31
(In millions of dollars)	2016	2015	2016	2015	2016	2015
Financial assets
Available-for-sale, measured at fair value:
Investments in publicly traded companies	1,058	966	1,058	966	-	-
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	1,720	2,032	-	-	1,720	2,032
Expenditure derivatives accounted for as cash flow hedges	42	158	-	-	42	158
Equity derivatives not accounted for as cash flow hedges	11	-	-	-	11	-

Total financial assets	2,831	3,156	1,058	966	1,773	2,190

Financial liabilities
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	65	4	-	-	65	4
Debt derivatives not accounted for as hedges	4	-	-	-	4	-
Bond forwards accounted for as cash flow hedges	199	91	-	-	199	91
Expenditure derivatives accounted for as cash flow hedges	48	-	-	-	48	-
Equity derivatives not accounted as cash flow hedges	-	15	-	-	-	15

Total financial liabilities	316	110	-	-	316	110

Rogers Communications Inc.	12	Second Quarter 2016

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

The fair value of our long-term debt as at June 30, 2016 and December 31, 2015 is as follows:

	As at June 30, 2016		As at December 31, 2015
(In millions of dollars)	Carrying amount	Fair value [1]	Carrying amount	Fair value [1]

Long-term debt (including current portion)	15,989	18,176	16,870	18,252

1 Long-term debt (including current portion) is measured at Level 2 in the three-level fair value hierarchy, based on period-end trading values.

We did not have any non-derivative held-to-maturity financial assets during the three and six months ended June 30, 2016 and 2015.

NOTE 10: INVESTMENTS

	As at June 30	As at December 31
(In millions of dollars)	2016	2015

Investments in:
Publicly traded companies	1,058	966
Private companies	179	212
Investments, available-for-sale	1,237	1,178
Investments, associates and joint ventures	1,109	1,093

Total investments	2,346	2,271
NOTE 11: SHORT-TERM BORROWINGS
	As at June 30	As at December 31
(In millions of dollars)	2016	2015

Trade accounts receivable sold to buyer as security	1,314	1,359
Short-term borrowings from buyer	(1,050)	(800)

Overcollateralization	264	559

During the three months ended June 30, 2016, we received an additional $45 million (2015 - $38 million) of funding under our accounts receivable securitization program and repaid nil (2015 - $56 million) which changed our total funding under the program to $1,050 million as at June 30, 2016 (December 31, 2015 - $800 million). During the six months ended June 30, 2016, we received $295 million (2015 - $246 million) of funding under our accounts receivable securitization program and repaid $45 million (2015 - $71 million).

In July 2016 we amended the terms of the accounts receivable securitization program to, among other things, extend the expiry date from January 1, 2018 to January 1, 2019.

We incurred interest costs relating to our securitization program of $4 million and $8 million during the three and six months ended June 30, 2016 (2015 - $4 million and $8 million), respectively, which we recorded in finance costs.

Rogers Communications Inc.	13	Second Quarter 2016

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 12: LONG-TERM DEBT

			Principal	Interest	As at June 30	As at December 31
(In millions of dollars, except interest rates)	Due date		amount	rate	2016	2015

Bank credit facilities				Floating	40	500
Bank credit facilities		US	888	Floating	1,147	-
Senior notes	2016		1,000	5.800%	-	1,000
Senior notes	2017		500	3.000%	500	500
Senior notes	2017		250	Floating	250	250
Senior notes	2018	US	1,400	6.800%	1,808	1,938
Senior notes	2019		400	2.800%	400	400
Senior notes	2019		500	5.380%	500	500
Senior notes	2020		900	4.700%	900	900
Senior notes	2021		1,450	5.340%	1,450	1,450
Senior notes	2022		600	4.000%	600	600
Senior notes	2023	US	500	3.000%	646	692
Senior notes	2023	US	850	4.100%	1,098	1,176
Senior notes	2024		600	4.000%	600	600
Senior notes	2025	US	700	3.625%	904	969
Senior debentures [1]	2032	US	200	8.750%	258	277
Senior notes	2038	US	350	7.500%	452	484
Senior notes	2039		500	6.680%	500	500
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2043	US	500	4.500%	646	692
Senior notes	2043	US	650	5.450%	840	900
Senior notes	2044	US	1,050	5.000%	1,356	1,453
					16,095	16,981
Deferred transaction costs and discounts					(106)	(111)
Less current portion					(750)	(1,000)

Total long-term debt					15,239	15,870

[1]	Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at June 30, 2016 and for which RCP was an unsecured guarantor as at December 31, 2015.

Bank Credit and Letter of Credit Facilities

During the three months ended June 30, 2016, we borrowed $1,364 million ($190 million and US$900 million) (2015 - $1,800 million) under our revolving and non-revolving credit facilities and repaid $749 million ($150 million and US$469 million) (2015 - $1,310 million).

During the six months ended June 30, 2016, we borrowed $2,052 million ($190 million and US$1,407 million) (2015 - $3,460 million) under our revolving and non-revolving credit facilities and repaid $1,318 million ($650 million and US$519 million) (2015 - $1,860 million).

As at June 30, 2016, we had $1,187 million ($40 million and US$888 million) outstanding under our revolving and non-revolving credit facilities (December 31, 2015 - $500 million). We have entered into debt derivatives related to the US dollar-denominated portion of these borrowings to convert all the interest and principal payment obligations to Canadian dollars (see note 9).

As at June 30, 2016, we had available liquidity of $2.2 billion (December 31, 2015 - $3.0 billion) under our $3.6 billion of revolving and non-revolving credit and letter of credit facilities (December 31, 2015 - $3.6 billion), of which we had utilized approximately $0.1 billion (December 31, 2015 - $0.1 billion) related to outstanding letters of credit and $1.3 billion of borrowings (December 31, 2015 - $0.5 billion).

Effective April 1, 2016, we amended our $2.5 billion revolving credit facility to, among other things, extend the maturity date from July 2019 to September 2020. At the same time, we also amended the $1.0 billion non-revolving credit facility to, among other things, extend the maturity date from April 2017 to April 2018.

Rogers Communications Inc.	14	Second Quarter 2016

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Senior Notes

Repayment of senior notes and related derivative settlements

During the three and six months ended June 30, 2016, we repaid our $1,000 million senior notes due May 2016.

During the six months ended June 30, 2015, we repaid or repurchased our US$550 million ($702 million) and US$280 million ($357 million) senior notes due March 2015. At the same time, the associated debt derivatives were settled at maturity for net proceeds of $154 million, resulting in a net repayment of $905 million, including settlement of the associated debt derivatives.

NOTE 13: SHAREHOLDERS’ EQUITY

Dividends

In 2016 and 2015, we declared and paid the following dividends on our outstanding Class A Voting and Class B Non-Voting shares:

		Dividend per
Date declared	Date paid	share (dollars)

January 27, 2016	April 1, 2016	0.48
April 18, 2016	July 4, 2016	0.48
		0.96

January 28, 2015	April 1, 2015	0.48
April 21, 2015	July 2, 2015	0.48
August 13, 2015	October 1, 2015	0.48
October 22, 2015	January 4, 2016	0.48
		1.92

The holders of Class A shares are entitled to receive dividends at the rate of up to five cents per share, but only after dividends at the rate of five cents per share have been paid or set aside on the Class B shares. Class A Voting and Class B Non-Voting shares therefore participate equally in dividends.

NOTE 14: STOCK-BASED COMPENSATION

A summary of our stock-based compensation expense, which is included in employee salaries and benefits expense, is as follows:

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2016	2015	2016	2015

Stock options	1	7	14	-
Restricted share units (RSUs)	10	12	25	18
Deferred share units (DSUs)	8	8	18	7
Equity derivative effect, net of interest receipt	(4)	(13)	(30)	1

Total stock-based compensation expense	15	14	27	26

As at June 30, 2016, we had a total liability, recorded at its fair value, of $171 million (December 31, 2015 - $157 million) related to stock-based compensation, including stock options, RSUs, and DSUs.

During the three and six months ended June 30, 2016, we paid $6 million and $51 million (2015 - $2 million and $37 million), respectively, to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature.

Rogers Communications Inc.	15	Second Quarter 2016

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Stock Options

Summary of stock options

	Three months ended June 30, 2016		Six months ended June 30, 2016
(in number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	5,343,572	$ 43.91	4,873,940	$ 41.47
Granted	-	-	1,054,530	$ 49.95
Exercised	(141,237)	$ 40.38	(713,883)	$ 35.45
Forfeited	(37,900)	$ 46.26	(50,152)	$ 45.83

Outstanding, end of period	5,164,435	$ 43.99	5,164,435	$ 43.99

Exercisable, end of period	2,372,958	$ 40.56	2,372,958	$40.56

	Three months ended June 30, 2015		Six months ended June 30, 2015
(in number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	6,018,186	$ 40.03	5,759,786	$ 38.71
Granted	90,370	$ 41.82	1,215,040	$ 44.74
Exercised	(114,668)	$ 36.47	(960,735)	$ 37.56
Forfeited	(37,119)	$ 44.18	(57,322)	$ 41.38

Outstanding, end of period	5,956,769	$40.10	5,956,769	$ 40.10

Exercisable, end of period	3,292,781	$36.56	3,292,781	$ 36.56

Included in the above table are grants of nil and 420,035 performance options to certain key executives during the three and six months ended June 30, 2016 (2015 - nil and 496,200), respectively.

Unrecognized stock-based compensation expense related to stock option plans was $11 million as at June 30, 2016 (December 31, 2015 - $7 million) and will be recognized in net income over the next four years as the options vest.

Restricted Share Units

Summary of RSUs

	Three months ended June 30		Six months ended June 30
(in number of units)	2016	2015	2016	2015

Outstanding, beginning of period	2,431,281	2,603,352	2,484,405	2,765,255
Granted and reinvested dividends	45,640	117,283	667,438	661,063
Exercised	(83,610)	(49,490)	(698,094)	(692,893)
Forfeited	(52,697)	(50,871)	(113,135)	(113,151)

Outstanding, end of period	2,340,614	2,620,274	2,340,614	2,620,274

Included in the above table are grants of 4,548 and 90,341 performance RSUs to certain key executives during the three and six months ended June 30, 2016 (2015 - 37,269 and 83,562), respectively.

Unrecognized stock-based compensation expense related to these RSUs was $51 million as at June 30, 2016 (December 31, 2015 - $41 million) and will be recognized in net income over the next three years as the RSUs vest.

Rogers Communications Inc.	16	Second Quarter 2016

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Deferred Share Unit Plan

Summary of DSUs

	Three months ended June 30		Six months ended June 30
(in number of units)	2016	2015	2016	2015

Outstanding, beginning of period	2,503,079	1,999,530	1,770,871	826,891
Granted and reinvested dividends	47,723	81,248	920,759	1,254,442
Exercised	(16,221)	(89,419)	(115,358)	(89,419)
Forfeited	(34,782)	(33,901)	(76,473)	(34,456)

Outstanding, end of period	2,499,799	1,957,458	2,499,799	1,957,458

Included in the above table are grants of 6,323 and 315,827 performance DSUs to certain key executives during the three and six months ended June 30, 2016 (2015 - 5,385 and 443,139), respectively.

Unrecognized stock-based compensation expense related to these DSUs as at June 30, 2016 was $45 million (December 31, 2015 - $26 million) and will be recognized in net income over the next three years as the executive DSUs vest. All other DSUs are fully vested.

NOTE 15: RELATED PARTY TRANSACTIONS

Controlling Shareholder

We enter into certain transactions with private Rogers family holding companies controlled by the Rogers Control Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid during the three and six months ended June 30, 2016 and 2015 were less than $1 million, respectively.

Transactions with Key Management Personnel

We have entered into business transactions with companies whose partners or senior officers are Directors of RCI. These Directors are:

●	the non-executive chairman of a law firm that provides a portion of our legal services;
●	the chairman of a company that provides printing services to the Company; and
●	the chairman and chief executive officer of a firm to which the Company pays commissions for insurance coverage (ceased as a related party effective April 2015).

We recognize these transactions at the amounts agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services are unsecured, interest-free, and due for payment in cash within one month of the date of the transaction. The related party activity for the business transactions described above is summarized as follows:

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2016	2015	2016	2015

Printing, legal services, and commission paid on premiums for insurance coverage	6	7	11	17

Rogers Communications Inc.	17	Second Quarter 2016

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 16: CONTINGENT LIABILITIES

We have the following contingent liabilities as at June 30, 2016:

System Access Fee - Saskatchewan

In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an “opt-out” class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

In 2013, the plaintiffs applied for an order to be allowed to proceed with the second system access fee class action. However, the court denied this application and the second action remains conditionally stayed.

At the time the Saskatchewan class action was commenced in 2004, corresponding claims were filed in multiple jurisdictions across Canada, although the plaintiffs took no active steps. In 2014, the Nova Scotia Supreme Court declined to stay or dismiss the corresponding claim brought by the plaintiffs in Nova Scotia as an abuse of process. In April 2015, the Nova Scotia Court of Appeal permanently stayed the Nova Scotia claim. The plaintiffs are seeking leave to appeal to the Supreme Court of Canada. The Manitoba Court of Queen’s Bench unconditionally stayed the corresponding claim brought in Manitoba as an abuse of process. An appeal by the plaintiff from this decision was dismissed by the Manitoba Court of Appeal. The British Columbia Court of Appeal has issued a similar decision. In 2015, the Court of Queen’s Bench of Alberta declined to dismiss the corresponding claim in Alberta. In October 2015, the Alberta Court of Appeal granted our appeal and dismissed the claim in Alberta. The plaintiffs are seeking leave to appeal to the Supreme Court of Canada from the decisions of the Nova Scotia, Manitoba, and Alberta Courts of Appeal. We have not recognized a liability for this contingency.

System Access Fee - British Columbia

In December 2011, a class action was launched in British Columbia against providers of wireless communications in Canada in response to the system access fee wireless carriers charge to some of their customers. The class action related to allegations of misrepresentations contrary to the Business Practices and Consumer Protection Act (British Columbia), among other things. The plaintiffs sought unspecified damages and restitution. In June 2014, the court denied the plaintiffs’ certification application, concluding that there is nothing in the term “system access fee” to suggest it is a fee to be remitted to the government. An appeal by the plaintiffs was dismissed by the British Columbia Court of Appeal in 2015, finding that the conclusion of the trial judge was unassailable. The plaintiffs sought leave to appeal to the Supreme Court of Canada but the Supreme Court of Canada dismissed the leave application. We have not recognized a liability for this contingency.

911 Fee

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Rogers Communications Inc.	18	Second Quarter 2016

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Cellular Devices

In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenue the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recognized a liability for this contingency.

Outcome of Proceedings

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

NOTE 17: SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2016	2015	2016	2015

Accounts receivable	(96)	(118)	(64)	32
Inventories	82	96	80	(33)
Other current assets	54	33	(71)	(91)
Accounts payable and accrued liabilities	65	14	(13)	(285)
Unearned revenue	(70)	(69)	(17)	(17)

Total change in non-cash operating working capital items	35	(44)	(85)	(394)

Rogers Communications Inc.	19	Second Quarter 2016